Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
among

TALX CORPORATION,

EQUIFAX, INC.

and

CHIPPER CORPORATION

Dated as of February 14, 2007

page

		ARTICLE I
		THE MERGER; CLOSING; EFFECTIVE TIME

1.1.	The Merger		1
1.2.	Closing		2
1.3.	Effective Time		2

		ARTICLE II
		ARTICLES OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION

2.1.	Articles of Incorporation		2
2.2.	Bylaws		2

		ARTICLE III
		DIRECTORS AND OFFICERS

3.1.	Directors of Surviving Corporation		3
3.2.	Officers of Surviving Corporation		3

		ARTICLE IV
EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

4.1.	Effect on Capital Stock		3
	(a)	Merger Consideration	3
	(b)	Cancellation of Shares	4
	(c)	Effect on Merger Sub Common Stock	4
	(d)	Associated Rights	4
4.2.	Allocation of Merger Consideration		4
	(a)	Allocation	4
	(b)	Effectuation of Allocation	5
4.3.	Election and Exchange Procedure		5
	(a)	Election	5
	(b)	Exchange Agent	6
	(c)	Form of Election	6
	(d)	Election Deadline	6
	(e)	Other Exchange Procedures and Election Mechanics	6
	(f)	Distributions with Respect to Unexchanged Shares; Voting	8
	(g)	Transfers	8
	(h)	Fractional Shares	9
	(i)	Termination of Exchange Fund; Unclaimed Merger Consideration	9
	(j)	Lost, Stolen or Destroyed Certificates	9
4.4.	Dissenters’ Rights		9
4.5.	Adjustments to Prevent Dilution		10

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4.6.	Company Stock Based Plans		10

		ARTICLE V
		REPRESENTATIONS AND WARRANTIES

5.1.	Representations and Warranties of the Company		12
	(a)	Organization, Good Standing and Qualification	12
	(b)	Capital Structure	14
	(c)	Corporate Authority; Approval and Financial Advisor Opinions	16
	(d)	Governmental Filings; No Violations of Contracts, Law, Etc.; Consent Requirements	16
	(e)	Company Reports; Financial Statements	17
	(f)	Absence of Certain Changes	18
	(g)	Litigation and Liabilities	19
	(h)	Employee Benefits	19
	(i)	Compliance with Laws; Licenses	22
	(j)	Certain Contracts	23
	(k)	Takeover Statutes	26
	(l)	Real Property; Assets	26
	(m)	Tax Matters	27
	(n)	Taxes	27
	(o)	Labor Matters	29
	(p)	Intellectual Property	29
	(q)	Security; Privacy Policies; Data Use	32
	(r)	Insurance	34
	(s)	Brokers and Finders	34
	(t)	No Other Representations and Warranties	34
5.2.	Representations and Warranties of Parent and Merger Sub		34
	(a)	Organization, Good Standing and Qualification	35
	(b)	Capital Structure	36
	(c)	Corporate Authority; Approval and Financial Advisor Opinion	37
	(d)	Governmental Filings; No Violations of Contracts, Law, Etc.; Consent Requirements	37
	(e)	Parent Reports; Financial Statements	38
	(f)	Absence of Certain Changes	39
	(g)	Litigation and Liabilities	40
	(h)	Employee Benefits	40
	(i)	Compliance with Laws; Licenses	41
	(j)	Certain Contracts	42
	(k)	Real Property; Assets	44
	(l)	Tax Matters	44

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	(m)	Taxes	44
	(n)	Intellectual Property	45
	(o)	Security; Privacy Policies; Data Use	47
	(p)	Insurance	49
	(q)	No Ownership of Company Shares	49
	(r)	Financing	49
	(s)	Brokers and Finders	50
	(t)	No Other Representations and Warranties	50

		ARTICLE VI
		COVENANTS

6.1.	Interim Operations		50
6.2.	Acquisition Proposals		55
	(a)	No Solicitation or Negotiation	55
	(b)	Definitions	56
	(c)	No Change in Recommendation	57
	(d)	Certain Permitted Disclosure	57
	(e)	Existing Discussions	58
	(f)	Notice	58
6.3.	Proxy Statement and Registration Statement; Information Supplied		58
6.4.	Shareholders Meeting		60
6.5.	Filings; Other Actions; Notification		60
6.6.	Access; Consultation		63
6.7.	Affiliates		63
6.8.	Stock Exchange Listing and De-listing		63
6.9.	Publicity		64
6.10.	Employee Benefits; Employee Matters		64
	(a)	Company Compensation and Benefit Plans	64
	(b)	Company Annual Incentive Plan	64
	(c)	Company Long-Term Incentive Plan	65
	(d)	Company Deferred Compensation Plan	65
	(e)	Company Employment Agreements	65
	(f)	Service	65
	(g)	COBRA	66
6.11.	Expenses		66
6.12.	Indemnification; Directors’ and Officers’ Insurance		66
6.13.	Takeover Statutes		68
6.14.	Control of the Company’s or Parent’s Operations		69
6.15.	Section 16(b)		69
6.16.	Tax-Free Qualification		69

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6.17.	Other Actions by the Company and Parent		70
	(a)	Other Actions	70
	(b)	Parent Board of Directors	70
	(c)	TALX Charitable Foundation	70
	(d)	Dividends	70

		ARTICLE VII
		CONDITIONS

7.1.	Conditions to Each Party’s Obligation to Effect the Merger		70
	(a)	Shareholder Approval	70
	(b)	NYSE Listing	71
	(c)	Regulatory Consents	71
	(d)	Orders; Litigation	71
	(e)	S-4 Registration Statement	71
	(f)	Blue Sky Approvals	71
7.2.	Conditions to Obligations of Parent and Merger Sub		71
	(a)	Representations and Warranties	71
	(b)	Performance of Obligations of the Company	72
	(c)	Tax Opinion	72
	(d)	Threatened Orders	72
	(e)	Company Material Adverse Effect	72
	(f)	Dissenting Shares	73
7.3.	Conditions to Obligation of the Company		73
	(a)	Representations and Warranties	73
	(b)	Performance of Obligations of Parent and Merger Sub	73
	(c)	Tax Opinion	73
	(d)	Threatened Orders	73
	(e)	Parent Material Adverse Effect	74

		ARTICLE VIII
		TERMINATION

8.1.	Termination by Mutual Consent		74
8.2.	Termination by Either Parent or the Company		74
8.3.	Termination by the Company		74
8.4.	Termination by Parent		75
8.5.	Effect of Termination and Abandonment		75

		ARTICLE IX
		MISCELLANEOUS AND GENERAL

9.1.	Survival		76
9.2.	Modification or Amendment		76

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9.3.	Waiver of Conditions	77
9.4.	Counterparts	77
9.5.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL	77
9.6.	Notices	78
9.7.	Entire Agreement	79
9.8.	No Third Party Beneficiaries	79
9.9.	Obligations of Parent and of the Company	79
9.10.	Severability	79
9.11.	Interpretation	80
9.12.	Captions	80
9.13.	Specific Performance	80
9.14.	Assignment	80
EXHIBITS:
Exhibit A Form of Affiliates Letter

v

INDEX OF DEFINED TERMS

Defined Term	Section
Actions	5.1(g)
Acquisition Proposal	6.2(b)
Affiliate	5.1(b)(ii)
A.G. Edwards	5.1(c)
Agreement	Preamble
Ancillary Software IP	5.1(p)(iii)
Antitrust Division	6.5(b)(iv)
Articles of Merger	1.3
Audit Date	5.1(e)(i)
Bankruptcy and Equity Exception	5.1(c)
Bear Stearns	5.2(c)
Business Day	1.2
Bylaws	2.2
Cash Consideration	4.1(a)
Cash Election Shares	4.1(a)
Cash Election	4.1(a)
Certificate	4.1(a)
CIBC	5.1(c)
Closing Date	1.2
Closing	1.2
Code	Preamble
Common Stock Unit	5.1(b)(i)
Company Awards	4.6(b)
Company Change of Recommendation	6.2(c)(ii)
Company Compensation and Benefit Plans	5.1(h)(i)
Company Confidential Information	5.1(q)(ii)
Company Cut-Off Date	5.1(b)(i)
Company Disclosure Letter	5.1
Company Employees	5.1(h)(i)
Company ERISA Plan	5.1(h)(ii)
Company Insiders	6.15
Company IP	5.1(p)(iii)
Company IP Contributing Parties	5.1(p)(ii)(F)
Company Licensed IP	5.1(p)(iii)
Company Material Adverse Effect	5.1(a)
Company Material Contracts	5.1(j)(i)
Company Option	4.6(a)
Company Owned IP	5.1(p)(i)
Company Pension Plan	5.1(h)(ii)
Company Preferred Shares	5.1(b)(i)
Company Recommendation	5.1(c)

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Defined Term	Section
Company Reports	5.1(e)(i)
Company Requisite Vote	5.1(c)
Company Restricted Stock	4.6(b)
Company Share	4.1(a)
Company Shares	4.1(a)
Company Stock Plans	4.6(a)
Company	Preamble
Competition Challenge	6.5(b)(iv)
Confidentiality Agreement	9.7
Continuing Employment Agreements	6.10(e)
Contracts	5.1(j)(i)
Costs	6.12(a)
Current Premium	6.12(c)
D&O Insurance	6.12(c)
Derivative Work	5.1(p)(iii)
Dissenting Shares	4.4(a)
Effective Time	1.3
Election Deadline	4.3(d)
Election	4.3(a)
Equity Interest	5.1(a)
ERISA Affiliate	5.1(h)(iii)
ERISA	5.1(h)(i)
ESPP	4.6(c)
Exchange Act	5.1(d)(i)
Exchange Agent	4.3(b)
Exchange Fund	4.3(b)
Exchange Ratio	4.1(a)
Excluded Company Share	4.1(a)
Excluded Company Shares	4.1(a)
Form of Election	4.3(c)
FTC	6.5(b)(iv)
GAAP	5.1(e)(iii)
Governmental Consents	7.1(c)
Governmental Contract	5.1(j)(iv)
Governmental Entity	5.1(d)(i)
Holder	4.3
HSR Act	5.1(d)(i)
Indebtedness	5.1(j)(i)
Indemnified Parties	6.12(a)
Intellectual Property	5.1(p)(iii)
IRS	5.1(h)(i)
Knowledge	5.1(b)(ii)
Laws	5.1(i)
Leased Real Property	5.1(l)(ii)
Licenses	5.1(i)

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Defined Term	Section
Lien	5.1(b)(ii)
Merger Consideration	4.1(a)
Merger Sub Articles	2.1
Merger Sub	Preamble
Merger	Preamble
MGBCL	1.1
Multiemployer Plan	5.1(h)(ii)
NASDAQ	6.8
Non-Election Shares	4.1(a)
NYSE	4.3(h)
Order	5.1(d)(ii)
Ownership Evidence	4.3(e)
Parachute Gross Up Payment	5.1(h)(vii)
Parent Common Stock Unit	5.2(b)(i)
Parent Common Stock	4.1(a)
Parent Compensation and Benefit Plans	5.2(h)(i)
Parent Confidential Information	5.2(o)(ii)
Parent Cut-Off Date	5.2(b)(i)
Parent Disclosure Letter	5.2
Parent Employees	5.2(h)(i)
Parent ERISA Plan	5.2(h)(i)
Parent Insiders	6.15
Parent IP	5.2(n)(iii)
Parent IP Contributing Parties	5.2(n)(ii)
Parent Licensed IP	5.2(n)(iii)
Parent Material Adverse Effect	5.2(a)
Parent Material Contract	5.2(j)(i)
Parent Option	5.2(b)(i)
Parent Owned IP	5.2(n)(i)
Parent Preferred Stock	5.2(b)(i)
Parent Reports	5.2(e)(i)
Parent Stock Plans	5.2(b)(i)
Parent	Preamble
Person	4.3(e)
Plan Amendment Officer	6.10(a)
Primary Company Executives	5.1(h)(vii)
Privacy Statements	5.1(q)(v)
Proxy Statement	6.3(a)
Registered Company IP	5.1(p)(i)
Registered Parent IP	5.2(n)(i)
Representatives	6.2(a)
Required Governmental Consents	7.1(c)
Rights Agreement	4.1(d)
S-4 Registration Statement	6.3(a)
Sarbanes-Oxley	5.1(e)(i)

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Defined Term	Section
SEC	4.6(d)
Securities Act	4.6(d)
Shareholder Agreement	Preamble
Shareholder Approval	8.3
Shareholders Meeting	6.4(a)
Shortfall Number	4.2(b)(ii)
Significant Subsidiaries	5.2(d)(ii)
Software	5.1(p)(iii)
Stock Consideration	4.1(a)
Stock Conversion Number	4.2(a)
Stock Election Number	4.2(b)(i)
Stock Election Shares	4.1(a)
Stock Election	4.1(a)
Subsidiary	5.1(a)
Superior Proposal	6.2(b)
Surviving Corporation	1.1
Takeover Statute	5.1(k)
Tax Return	5.1(n)
Tax	5.1(n)
Taxable	5.1(n)
Taxes	5.1(n)
Termination Date	8.2
Termination Fee	8.5(b)
Third Party Software	5.1(p)(iii)
Treasury Regulations	5.1(n)(vi)
Uncertificated Company Share	4.1(a)
12/31/07 Plans	6.10(a)
12/31/09 Plans	6.10(a)

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AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 14, 2007 among TALX CORPORATION, a Missouri corporation (the “Company”), EQUIFAX INC., a Georgia corporation (“Parent”), and CHIPPER CORPORATION, a Missouri corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”).
RECITALS
     WHEREAS, the boards of directors of each of the Company, Parent and Merger Sub have approved the merger of the Company with and into Merger Sub (the “Merger”) on the terms and subject to the conditions of this Agreement, and have approved this Agreement;
     WHEREAS, Parent, as the sole shareholder of Merger Sub, has approved this Agreement, and the board of directors of the Company has resolved to submit this Agreement to the shareholders of the Company for their approval;
     WHEREAS, it is intended that, for federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), and that this Agreement will be, and hereby is, adopted as a plan of reorganization;
     WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition to Parent’s willingness to enter into this Agreement, Parent and William W. Canfield entered into an agreement (the “Shareholder Agreement”) pursuant to which William W. Canfield agreed to vote in favor of approval of this Agreement and to take certain other actions in furtherance of the consummation of the Merger upon the terms and subject to the conditions set forth in the Shareholder Agreement;
     WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
     NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Company, Parent and Merger Sub agree as follows:
ARTICLE I
THE MERGER; CLOSING; EFFECTIVE TIME
     1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the General and Business Corporation Law of Missouri, as amended (the “MGBCL”), at the Effective Time, the Company shall be merged with and into Merger Sub and the separate corporate existence of the Company shall thereupon cease. Merger Sub shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and Merger Sub shall continue its separate corporate existence under the laws of the State of Missouri, and all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as otherwise set forth herein. The Merger shall have the effects specified in Section 351.450 of the MGBCL.
     1.2. Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Kilpatrick Stockton LLP, 1100 Peachtree Street, Atlanta, Georgia 30309 at 9:00 a.m. local time on the first Business Day after the date on which the last to be satisfied or waived of the conditions set forth in Article VII shall be satisfied or waived in accordance with this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or (b) at such other place and time and/or on such other date as the Company and Parent may otherwise agree in writing (the date on which the Closing occurs, the “Closing Date”). For purposes of this Agreement, the term “Business Day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of Atlanta, Georgia, or the City of St. Louis, Missouri.
     1.3. Effective Time. At the Closing, the Company and Merger Sub will cause summary articles of merger (the “Articles of Merger”) to be completed, executed and acknowledged, and Merger Sub will cause the Articles of Merger to be filed with the Secretary of State of Missouri in accordance with Sections 351.430 and 351.435 of the MGBCL. The parties will make all other filings or recordings required under the MGBCL, and the Merger shall become effective at the time when the Articles of Merger have been duly filed with the Secretary of State of Missouri, or such other time as shall be agreed upon by the parties hereto in writing and set forth in the Articles of Merger (the time that the Merger becomes effective being the “Effective Time”).
ARTICLE II
ARTICLES OF INCORPORATION AND BYLAWS
OF THE SURVIVING CORPORATION
     2.1. Articles of Incorporation. The articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, will be the articles of incorporation of the Surviving Corporation (the “Merger Sub Articles”) as of the Effective Time, except that the Merger Sub Articles shall be amended as of the Effective Time to change the name of the Surviving Corporation to TALX Corporation, and as so amended, the Merger Sub Articles shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.
     2.2. Bylaws. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation (the “Bylaws”), except that the Bylaws shall be amended as of the Effective Time to change the name of the Surviving Corporation as used therein to TALX Corporation, and as so amended, the Bylaws shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

ARTICLE III
DIRECTORS AND OFFICERS
OF THE SURVIVING CORPORATION
     3.1. Directors of Surviving Corporation. The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Merger Sub Articles and the Bylaws.
     3.2. Officers of Surviving Corporation. The officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Merger Sub Articles and the Bylaws.
ARTICLE IV
EFFECT OF THE MERGER ON CAPITAL STOCK;
EXCHANGE OF CERTIFICATES
     4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Merger Sub, Parent or any holder of any shares of the capital stock of the Company, Merger Sub or Parent, the following shall occur:
          (a) Merger Consideration. Subject to the allocation and election procedures in Section 4.2 and Section 4.3, each share of common stock, par value $0.01 per share, of the Company (each, a “Company Share”, and together, the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Company Shares that are owned by Parent or by the Company or any direct or indirect wholly-owned Subsidiary of Parent or the Company and in each case not held on behalf of third parties and Dissenting Shares (each an “Excluded Company Share”, and collectively, “Excluded Company Shares”)) shall be converted into the right to receive and shall become exchangeable for, at the election of the holder thereof: (i) for each Company Share with respect to which an election to receive cash has been effectively made and not revoked or lost pursuant to Section 4.3 (a “Cash Election”), the right to receive in cash from Parent, without interest, an amount equal to $35.50 (the “Cash Consideration”) (collectively, “Cash Election Shares”); (ii) for each Company Share with respect to which an election to receive common stock, par value $1.25 per share, of Parent (“Parent Common Stock”) has been effectively made and not revoked or lost pursuant to Section 4.3 (a “Stock Election”), the right to receive from Parent a portion of a share of Parent Common Stock equal to 0.861 (the “Exchange Ratio”) share of Parent Common Stock (the “Stock Consideration”) (collectively, the “Stock Election Shares”); and (iii) for each Company Share other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost pursuant to Section 4.3 (“Non-Election Shares”), the right to receive from Parent such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 4.2(b). At the Effective Time, all Company Shares shall no longer be outstanding, shall be cancelled and retired and shall cease to exist, and (i) each certificate (a “Certificate”) formerly representing any of such Company Shares (other than Excluded Company Shares) and (ii) each uncertificated Company Share (an

“Uncertificated Company Share”) registered to a holder on the stock transfer books of the Company (other than Excluded Company Shares), shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive pursuant to Section 4.3(h) cash in lieu of fractional shares otherwise receivable pursuant to this Section 4.1(a) and any distributions or dividends pursuant to Section 4.3(j), in each case without interest and any Dissenting Shares shall thereinafter represent only the right to receive the payments set forth in Section 4.4. For purposes of this Agreement, the term “Merger Consideration” with respect to a given Company Share shall mean either the Cash Consideration (with respect to a Company Share representing the right to receive the Cash Consideration) or the Stock Consideration (with respect to a Company Share representing the right to receive the Stock Consideration).
          (b) Cancellation of Shares. Each Company Share that is owned by Parent or by the Company or any direct or indirect wholly-owned Subsidiary of Parent or the Company and, in each case, not held on behalf of third parties, shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.
          (c) Effect on Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall remain outstanding.
          (d) Associated Rights. References in this Agreement to Parent Common Stock shall include, unless the context otherwise requires, the associated Right to purchase Common Shares (as defined in the Rights Agreement) issued pursuant to the Amended and Restated Rights Agreement, dated as of October 14, 2005, by and between Parent and SunTrust Bank, a Georgia banking corporation, as the Rights Agent (the “Rights Agreement”).
     4.2. Allocation of Merger Consideration.
          (a) Allocation. Notwithstanding any other provision contained in this Agreement, (i) the number of Company Shares to be converted into Stock Consideration pursuant to Section 4.1(a) (the “Stock Conversion Number”) shall be equal to the product obtained by multiplying (A) the number of Company Shares outstanding immediately prior to the Effective Time by (B) 0.75 and (ii) all of the other Company Shares outstanding immediately prior to the Effective Time shall be converted into Cash Consideration (in case of each of clauses (i) and (ii), excluding Excluded Company Shares).
          (b) Effectuation of Allocation. As soon as practicable after the Election Deadline and in any event no more than five Business Days after the Closing Date (or such other date as the Company and Parent shall agree), Parent shall cause the Exchange Agent to effect the allocation among holders of Company Shares (other than Excluded Company Shares) of rights to receive the Cash Consideration and the Stock Consideration as follows:
               (i) If the aggregate number of Company Shares with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (A) the number of Stock Election Shares held by such holder by (B) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration; and
               (ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner: (A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or (B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration and Cash Election Shares of each holder thereof shall be converted into the right to receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.
     4.3. Election and Exchange Procedure. Each holder of record of Company Shares (other than Excluded Company Shares) (“Holder”) shall have the right, subject to the limitations set forth in this Article IV, to submit an election in accordance with the following procedures:
          (a) Election. Each Holder may specify in a request made in accordance with the provisions of this Section 4.3 (herein called an “Election”) (i) the number of Company Shares owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of Company Shares owned by such Holder with respect to which such Holder desires to make a Cash Election.
          (b) Exchange Agent. As of the Closing, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent with the Company’s prior approval, which shall not be unreasonably withheld or delayed (the “Exchange Agent”), for the benefit of the holders of Company Shares (other than Excluded Company Shares), certificates representing the shares of Parent Common Stock to be exchanged for Company

Shares (other than Excluded Company Shares) in respect of the Stock Consideration to be paid in the Merger and any cash necessary to pay for the aggregate Cash Consideration to be paid pursuant to Section 4.1(a) and any dividends or other distributions with respect to the Parent Common Stock to be paid or to be issued pursuant to Section 4.3(f) or Section 4.3(h) in exchange for Company Shares (other than Excluded Company Shares) (such cash and such certificates for shares of Parent Common Stock, together with the amount of any cash payable pursuant to Section 4.3(h) in lieu of fractional shares and dividends or other distributions payable with respect thereto pursuant to Section 4.3(f) being hereinafter referred to as the “Exchange Fund,” it being understood that any and all interest earned on funds deposited therein shall be turned over to Parent). With respect to the amount of cash to be deposited as of the Closing to satisfy its obligations under this Section 4.3(b), Parent shall only be required to make a reasonable estimate of the amount of such cash that will be necessary; provided, however, that Parent agrees to make available to the Exchange Agent, from time to time thereafter as needed and if necessary, additional cash in amounts sufficient to satisfy its obligations hereunder.
          (c) Form of Election. Parent shall cause the Exchange Agent to mail to the Company’s shareholders entitled to vote at the Shareholders Meeting, at the time that the Proxy Statement is provided to the shareholders of the Company, a form reasonably acceptable to the Company (the “Form of Election”) pursuant to which the Company’s shareholders shall be entitled to exercise their right to make an Election prior to the Election Deadline, and shall cause the Exchange Agent to use all reasonable efforts to make available as promptly as possible a Form of Election to any shareholder of the Company who requests such Form of Election following the initial mailing of the Form of Election and prior to the Election Deadline. In no event shall the initial mailing of the Form of Election to the Company’s shareholders be made less than twenty (20) days prior to the Election Deadline.
          (d) Election Deadline. Any Election shall have been made properly only if the Person authorized to receive Elections and to act as Exchange Agent under this Agreement, shall have received, by 5:00 p.m. Eastern time on the date of the Election Deadline, a Form of Election properly completed and signed. As used herein, “Election Deadline” means 5:00 p.m. Eastern time on the date that is the day prior to the date of the Shareholders Meeting (or at such other date and time as the Company and Parent shall agree). Parent and the Company shall cooperate to issue a press release announcing the date of the Election Deadline not more than fifteen (15) Business Days before, and at least five Business Days prior to, the Election Deadline (and, if the Company and Parent shall agree to any extension thereof, the Company and Parent shall make a public announcement of any such extension as far as reasonably practicable prior to such new Election Deadline).
          (e) Other Exchange Procedures and Election Mechanics. Prior to or promptly after the Effective Time, Parent shall cause the Exchange Agent to send to each holder of Company Shares immediately prior to the Effective Time a letter of transmittal and instructions to be in such form and have such provisions as Parent and the Company may reasonably agree (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Ownership Evidence to the Exchange Agent) for use in the exchange of their Ownership Evidence for the Merger Consideration and other amounts described herein. Each holder of Company Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive promptly upon receipt by the Exchange Agent of the Ownership Evidence from such holder, (i) a certificate representing the number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to this Article IV in respect of all of the Company Shares evidenced by such Ownership Evidence, (ii) a check in the amount (after giving effect to any required tax withholdings) of (A) the Cash Consideration such holder is entitled to receive pursuant to this Article IV in respect of all of the Company Shares evidenced by such Ownership Evidence, plus (B) any cash payable pursuant to Section 4.3(h) in lieu of fractional shares in respect of the Company Shares evidenced by such Ownership Evidence, plus (C) any unpaid dividends or other distributions with respect to the Parent Common Stock that such holder has the right to receive pursuant to Section 4.3(f) in respect of the Company Shares evidenced by such Ownership Evidence, and in each case, the Certificate so surrendered, if any, shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of any Ownership Evidence. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, together with a check for the cash to be paid upon due surrender of the Ownership Evidence and any other dividends or distributions in respect thereof, may be issued and/or paid to such a transferee if the Ownership Evidence formerly evidencing such Company Shares is presented to the Exchange Agent, accompanied by all documents required by the Exchange Agent to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. If Parent shall determine in its reasonable discretion that any Election is not properly made with respect to any Company Shares, such Election shall be deemed to be not in effect, and the Company Shares covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely filed. Any Company shareholder may, at any time prior to the Election Deadline, change his, her or its Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed, revised Form of Election. Any Company shareholder may, at any time prior to the Election Deadline, revoke his, her or its Election by written notice received by the Exchange Agent prior to the Election Deadline. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by Parent or the Company that this Agreement has been terminated in accordance with Article VIII. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Ownership Evidence surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other Taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in a name other than that of the registered holder of the Ownership Evidence surrendered, or shall establish to the satisfaction of Parent or the Exchange Agent that such Tax has been paid or is not applicable. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity or person of any kind or nature, and the term “Ownership Evidence” shall mean (x) a Certificate (or affidavit of loss with respect to such Certificate and such other documentation as is described in Section 4.3(j)), together with a properly completed letter of transmittal, or (y) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated

Company Shares. Notwithstanding the provisions herein regarding the issuance of certificates for Parent Common Stock, if at the time the Exchange Agent sends to the holders of Company Shares a letter of transmittal and instructions Parent shall have adopted and implemented procedures permitting shareholders of Parent generally to hold uncertificated shares of Parent Common Stock, such letter of transmittal and instructions may include provisions reasonably acceptable to the Company, and Parent may adopt and instruct the Exchange Agent to follow procedures reasonably acceptable to the Company, for the issuance of Stock Consideration to holders of uncertificated Company Shares, or other holders of Company Shares so electing, in uncertificated shares of Parent Common Stock.
          (f) Distributions with Respect to Unexchanged Shares; Voting.
               (i) Whenever a dividend or other distribution is declared by Parent in respect of Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of such Parent Common Stock shall be paid to any holder of any unsurrendered or undelivered Ownership Evidence until such Ownership Evidence is provided to the Exchange Agent or Parent in accordance with this Article IV. Subject to the effect of applicable Laws, following surrender or delivery, as applicable, of any such Ownership Evidence to the Exchange Agent or Parent in accordance with this Article IV, there shall be issued and/or paid to the holder of the Ownership Evidence representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender or delivery, as the case may be, the dividends or other distributions with a record date at or after the Effective Time and a payment date on or prior to the date of issuance of such whole shares of Parent Common Stock and not previously paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date at or after the Effective Time on the Closing Date but with a payment date subsequent to surrender or delivery and not previously paid.
               (ii) Registered holders of unsurrendered or undelivered Ownership Evidence shall be entitled to vote after the Effective Time at any meeting of Parent’s shareholders with a record date at or after the Effective Time the number of whole shares of Parent Common Stock evidenced by such Ownership Evidence, regardless of whether such holders have surrendered or delivered, as applicable, their Ownership Evidence.
          (g) Transfers. At or after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Effective Time.
          (h) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued in respect of any Company Shares and any holder of Company Shares entitled to receive a fractional share of Parent Common Stock but for this Section 4.3(h) shall be entitled to receive in lieu thereof an amount in cash (without interest) determined by multiplying such fraction (rounded to the nearest one-hundredth of a share) by the average of the closing price of a share of Parent Common Stock as quoted on the New York Stock Exchange (“NYSE”) (as reported in the

New York City edition of The Wall Street Journal or, if not reported thereby, another authoritative source), for each of the five consecutive trading days ending on and including the last trading day prior to the Closing Date.
          (i) Termination of Exchange Fund; Unclaimed Merger Consideration. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of Parent Common Stock) that remains unclaimed by the shareholders of the Company twelve (12) months after the Effective Time shall be delivered to Parent at Parent’s option. Any shareholders of the Company who have not theretofore complied with this Article IV shall thereafter look only to Parent for delivery of their shares of Parent Common Stock and payment of cash in respect of the Cash Consideration and any other cash, dividends and other distributions in respect thereof payable or deliverable pursuant to Section 4.1, Section 4.3(f) and Section 4.3(h) upon due surrender of their Ownership Evidence, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.
          (j) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in the form customarily required by Parent as indemnity against any claim that may be made against it with respect to such Certificate, and the submission of such other documentation as Parent customarily requires for the replacement of lost, stolen or destroyed certificates, the Exchange Agent (or Parent pursuant to Section 4.3(i)) will deliver a certificate evidencing the ownership of such number of shares of Parent Common Stock and/or any cash, dividends and other distributions in respect thereof issuable and/or payable in exchange for such lost, stolen or destroyed Certificate pursuant to this Agreement.
     4.4. Dissenters’ Rights.
          (a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the MGBCL, Company Shares that are outstanding immediately prior to the Effective Time and that are held by any shareholder who is entitled to exercise, and properly exercises, dissenter’s rights with respect to such Company Shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 351.455 and Sections 351.870 et seq. of the MGBCL, shall not be converted into, exchangeable for or represent the right to receive, the Merger Consideration. Any such shareholder shall instead be entitled to receive payment of the fair value of such shareholder’s Dissenting Shares in accordance with the provisions of the MGBCL; provided, however, that all Dissenting Shares held by any shareholder who shall have failed to perfect or who otherwise shall have withdrawn, in accordance with the MGBCL, or lost such shareholder’s rights to demand an appraisal and payment in respect of such Company Shares under the MGBCL, shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender or delivery, as applicable, of the Ownership Evidence that formerly evidenced such Company Shares.

          (b) The Company shall give Parent (i) prompt notice of any demands received by the Company for payment for Dissenting Shares, withdrawals of such demands and any other instruments, notices or other documents served pursuant to the MGBCL with respect thereto, and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands for payment under the MGBCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal or waiver of any such demands.
     4.5. Adjustments to Prevent Dilution. In the event that prior to the Effective Time there is a change in the number of Company Shares or shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for Company Shares or shares of Parent Common Stock issued and outstanding as a result of a distribution, reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration.
     4.6. Company Stock Based Plans.
          (a) At the Effective Time, each outstanding option to purchase Company Shares other than rights granted under the ESPP (a “Company Option”) under the Company Compensation and Benefit Plans identified in Section 5.1(h)(i) of the Company Disclosure Letter as being the only Company Compensation and Benefit Plans pursuant to which Company Shares may be issued (the “Company Stock Plans”), whether vested or unvested, shall be converted into an option to acquire a number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (i) the number of Company Shares subject to the Company Option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Company Share of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; and provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. At or prior to the Effective Time, the Company shall adopt such amendments to the Company Stock Plans, the board of directors of the Company shall adopt such resolutions, and the Company shall otherwise take all actions, as are necessary to effectuate the provisions of this Section 4.6(a). Parent shall take all actions as are necessary for the assumption of the Company Stock Plans other than the ESPP pursuant to this Section 4.6, including the issuance (subject to Section 4.6(d)) and listing of Parent Common Stock as necessary to effect the transactions contemplated by this Section 4.6.
          (b) Each Company Share subject to a restricted stock agreement under the Company Stock Plans (“Company Restricted Stock”) and that was issued or issuable as of the date hereof shall be fully vested and no longer subject to forfeiture immediately prior to the Effective Time and shall be converted into the right to receive the Merger Consideration as provided in Section 4.1(a). At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Company Shares or benefits measured by the value of Company Shares, and each award of any kind consisting of Company Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Company Stock Plans other than Company Options, rights granted under the ESPP and Company Restricted Stock (the “Company Awards”), shall be deemed to be converted into the right to acquire or receive benefits measured by the value of the number of shares of Parent Common Stock equal to the product of (i) the number of Company Shares subject to such Company Award immediately prior to the Effective Time and (ii) the Exchange Ratio, if any such Company Award provided for an exercise price, such exercise price shall be adjusted as provided in Section 4.6(a) with respect to Company Options, and each such right shall otherwise be subject to the terms and conditions applicable to such right under the relevant Company Stock Plan. At or prior to the Effective Time, the Company shall adopt such amendments to the Company Stock Plans, the board of directors of the Company shall adopt such resolutions, and the Company shall otherwise take all actions, as are necessary to effectuate the provisions of this Section 4.6(b).
          (c) As soon as practicable following the date of this Agreement, the Board of Directors of the Company, or, if appropriate, any committee of the Board of Directors of the Company responsible for administering the Company’s Employee Stock Purchase Plan (the “ESPP”), shall adopt such resolutions or take such other actions (including, if appropriate, amending the terms of the ESPP) as may be required to provide that (i) participants may not increase their payroll deductions or purchase elections from those in effect on the date of this Agreement during the period commencing on the date hereof and concluding on March 31, 2007; (ii) any outstanding rights to purchase shares of Company Common Stock under the ESPP shall terminate on the close of business on the Business Day immediately prior to the Closing Date; provided, however, that immediately prior to the termination of such rights, all amounts allocated to each participant’s account under the ESPP as of such date shall thereupon be used to purchase whole shares of Company Common Stock at a price to be determined in accordance with the terms of the ESPP (with the closing price of Company Common Stock on the last trading day immediately prior to the Closing Date being deemed to be the quarter-end closing price of Company Common Stock for this purpose) and each participant with any such outstanding rights shall be afforded with a reasonable opportunity to make an Election with respect to such shares of Company Common Stock; and (iii) the ESPP shall be terminated immediately following the purchases of Company Common Stock on the Business Day immediately prior to the Closing Date. Except as set forth in this Section 4.6(c), each current and/or future participant in the ESPP shall be entitled to participate in accordance with its terms in effect on the date hereof (as amended to the extent required by this Section 4.6(c)).
          (d) If registration of any interests in the Company Stock Plans or the shares of Parent Common Stock issuable thereunder is required under the Securities Act of 1933, as amended (the “Securities Act”), Parent shall file with the Securities and Exchange Commission (the “SEC”), as soon as practicable following the Effective Time, a registration statement on Form S-8 (or any successor form) with respect to such interests and Parent Common Stock and shall use reasonable best efforts to have such registration statement declared effective as soon as practicable following such filing and to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the relevant Company Stock Plans remain in effect and such registration of interests therein or the shares of Parent Common Stock issuable thereunder continues to be required.
          (e) Without limiting the applicability of the preceding paragraph, the Company shall take all necessary action to ensure that the Surviving Corporation will not be bound at the Effective Time by any options, or other rights, awards or arrangements under the Company Stock Plans that would entitle any Person after the Effective Time to beneficially own any Company Shares or to receive any payments in respect thereof, and at or prior to the Effective Time, the Company shall adopt such amendments to the Company Stock Plans, the board of directors of the Company shall adopt such resolutions, and the Company shall otherwise take all actions, as are necessary to effectuate the provisions of this Section 4.6(e).
ARTICLE V
REPRESENTATIONS AND WARRANTIES
     5.1. Representations and Warranties of the Company. Except as set forth in any Company Report filed with the SEC prior to the date of this Agreement, excluding any disclosure in such Company Reports set forth in any risk factor section and in any section relating to forward-looking statements, and except as set forth in the disclosure letter (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure relates; provided that information contained in any (i) section of the Company Disclosure Letter shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is readily apparent from the face of such disclosure that such information is applicable to such other Section of this Agreement, and (ii) such Company Report shall be deemed to be adequate disclosure with respect to a representation and warranty only if it is reasonably apparent on the face of such disclosure that it relates to such representation and warranty) delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:
          (a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent a complete and correct copy of the Company’s articles of incorporation and bylaws, each as in effect and as amended through the date of this Agreement. Section 5.1(a) of the Company Disclosure Letter lists, as of the date of this Agreement, each Subsidiary of the Company and the jurisdiction of organization thereof. Except for its interests in its Subsidiaries, the

Company does not own, directly or indirectly, any Equity Interest in any other Person. Section 5.1(a) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and each of its Subsidiaries is qualified to do business.
          As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, (A) any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or one or more of its respective Subsidiaries, or (B) any other Person, at least 50% of whose outstanding equity or financial interests are directly or indirectly owned, beneficially or of record, by such Person, (ii) “Company Material Adverse Effect” means a change, circumstance, effect, event or occurrence that would (A) prevent, impair or materially delay the ability of the Company to consummate the Merger or (B) be materially adverse to the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any such effect resulting from or arising in connection with (t) an event specified in Section 5.1(g)(i)(t) of the Company Disclosure Letter, (u) acts or omissions of a party taken with the written consent of the other party to this Agreement, (v) the economy, political conditions or the financial markets in general (including any changes resulting from terrorist activities, war or other armed hostilities affecting the industries in which the Company and its Subsidiaries participate), (w) general changes in the industries in which the Company and its Subsidiaries operate, (x) changes in (I) law not primarily relating only to (or having the effect of primarily relating only to) the Company and its Subsidiaries or any industry from which the Company derives a material amount of earnings or revenues, or (II) accounting principles after the date hereof, (y) any change, in and of itself, in the market price or trading volume of the Company Shares, or any failure, in and of itself, by the Company to meet internal or published revenue or earnings projections (whether such projections are prepared by the Company or a third party) for any period on or after the date of this Agreement (it being agreed that any changes, circumstances, effects, events or occurrences giving rise or contributing to any such change or failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be likely to be, a Company Material Adverse Effect) or (z) the execution, announcement or performance of this Agreement or the transactions contemplated hereby (provided that this clause (z) shall not apply for purposes of Section 5.1(d) or any determination hereunder based thereon), unless, in the case of the foregoing clauses (v), (w) and (x)(II), such changes referred to therein primarily relate only to (or have the effect of primarily relating only to) the Company and its Subsidiaries or disproportionately adversely affect the Company and its Subsidiaries compared to other companies of similar size operating in the industries in which the Company and its Subsidiaries operate, (iii) “Equity Interest” means (A) with respect to a corporation, any and all classes or series of shares of capital stock, (B) with respect to a partnership, limited liability company, trust or similar Person, any and all classes or series of units, interests or other partnership/limited liability company interests, and (C) with respect to any other Person, any other security representing any ownership interest or participation in such Person, and (iv) “made available” means that the information referred to (A) was actually delivered to Parent or the Company prior to 9:00 a.m. Eastern Time on February 13, 2007, (B) was made available for inspection by Parent and various of its Representatives during the due diligence meetings with representatives of the Company during January 8-12, 2007 in St. Louis or by the Company and various of its Representatives at the data room maintained by Parent’s counsel on January 31, 2007 in its Atlanta offices, (C) was posted prior to 9:00 a.m. Eastern Time on February 13, 2007 on the Company’s electronic data site, including information posted by Parent on such site, or (D) is contained in a Company Report or Parent Report, as applicable, which was filed with the SEC prior to 9:00 a.m. Eastern Time on February 13, 2007; provided, however, that any document specifically referred to in Section 5.1 of the Company Disclosure Letter or Section 5.2 of the Parent Disclosure Letter shall be deemed to be “made available” if it was actually delivered to Parent or the Company prior to 12:00 a.m. Eastern Time on February 14, 2007.
          (b) Capital Structure.
               (i) The authorized capital stock of the Company consists of (x) 75,000,000 Company Shares, of which (1) 31,491,973 shares (excluding treasury shares) were issued and outstanding, and (2) 946,690 shares were held by the Company as treasury shares, in each case as of the close of business on February 12, 2007 (the “Company Cut-Off Date”), and (y) 5,000,000 shares of Preferred Stock, par value $0.01 per share (the “Company Preferred Shares”), none of which were outstanding as of the date of this Agreement. All of the outstanding Company Shares have been duly authorized and validly issued and are fully paid and nonassessable. The Company has no Company Shares or Company Preferred Shares reserved for issuance, except that as of the Company Cut-Off Date, there were an aggregate of 6,113,280 Company Shares reserved for issuance pursuant to the Company Stock Plans. Section 5.1(b)(i) of the Company Disclosure Letter contains a correct and complete list as of the Company Cut-Off Date of (A) each outstanding Company Option, including with respect to each such Company Option, the name of the holder, the date of grant, the exercise price, the vesting schedule, and the number of Company Shares subject thereto, and (B) the number of outstanding rights, including those issued under the Company Stock Plans, to receive, or rights the value of which is determined by reference to, Company Shares (including any restricted stock, restricted stock units or performance shares) (each a “Common Stock Unit”), including with respect to each such Common Stock Unit, the name of the holder, the date of grant, the vesting schedule and the number of Company Shares subject thereto. From the Company Cut-Off Date to the date of this Agreement, the Company has not issued any Company Shares except (A) pursuant to the ESPP, or (B) pursuant to the exercise of Company Options and the settlement of Common Stock Units outstanding on the Company Cut-Off Date in accordance with their terms, and from the Company Cut-Off Date to the date of this Agreement, the Company has not issued any Company Options, Company Restricted Stock, or Common Stock Units. All outstanding grants of Company Options, Company Restricted Stock, and Common Stock Units were made under the Company Stock Plans. After giving effect to any issuances of Company Shares, Company Options and Company Awards in compliance with Section 6.1(a)(iv), and any issuances of any Company Shares upon the exercise of Company Options outstanding on the date hereof or pursuant to the ESPP, immediately prior to the Effective Time the aggregate number of (i) Company Shares outstanding, plus (ii) the number of Company Shares issued or issuable or deemed issued or issuable under all outstanding Company Options and all grants or awards consisting of Common Stock Units will not exceed an aggregate of 34,508,368 Company Shares.
               (ii) Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). Except as set forth in this Section 5.1(b) or in Section 5.1(b)(i) of the Company Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities or ownership interests of the Company or any of its Subsidiaries, or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities or ownership interests of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. To the Knowledge of the Company, as of the date of this Agreement, no Person or group beneficially owns 5% or more of the Company’s outstanding voting securities, with the terms “group” and “beneficially owns” having the meanings ascribed to them under Rule 13d-3 and Rule 13d-5 under the Exchange Act. For purposes of this Agreement, (A) except as the context otherwise requires, “Affiliate” means, with respect to any Person, at the time in question, any other Person controlling, controlled by or under common control with such Person; for purposes of this definition, “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or otherwise, and (B) the term “Knowledge” means, with respect to the Company, the actual knowledge of those individuals set forth in Section 5.1(b)(ii) of the Company Disclosure Letter having primary responsibility for a matter in question and, with respect to Parent, the actual knowledge of those individuals set forth in Section 5.2(b)(i) of the Parent Disclosure Letter having primary responsibility for a matter in question.
               (iii) As of January 31, 2007, the amount of outstanding Indebtedness of the Company and its Subsidiaries does not exceed $200,000,000 in the aggregate.
          (c) Corporate Authority; Approval and Financial Advisor Opinions. The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate, subject only to approval of this Agreement by the holders of at least two-thirds of the then-outstanding Company Shares (the “Company Requisite Vote”) and the filing and recordation of appropriate merger documents as required by the MGBCL, the Merger. This Agreement has been duly executed and delivered by the Company and is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). The board of directors of the Company, (i) has received from each of CIBC World Markets Corp. (“CIBC”) and A.G. Edwards & Sons, Inc. (“A.G. Edwards”) its opinion to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Company

Shares, executed copies of which will be delivered to Parent solely for informational purposes after receipt thereof by the Company, and (ii) by resolutions duly adopted at a meeting duly called and held, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, has by vote of those directors present duly (A) determined that this Agreement and the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its shareholders, (B) approved this Agreement and the Merger and the other transactions contemplated hereby and declared their advisability, (C) recommended that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated hereby and resolved to recommend the approval of this Agreement by the holders of Company Shares by the Company Requisite Vote (the “Company Recommendation”) (which recommendation is subject to their ongoing fiduciary responsibility exercisable in accordance with Section 6.2(c)), and (D) directed that this Agreement be submitted for consideration by the Company’s shareholders at the Shareholders Meeting. The only vote of the holders of any class or series of capital stock or other securities of the Company necessary to adopt this Agreement or consummate the Merger or any of the other transactions contemplated hereby is the Company Requisite Vote.
          (d) Governmental Filings; No Violations of Contracts, Law, Etc.; Consent Requirements.
               (i) Other than (A) the necessary notices, reports, filings, consents, registrations, approvals, permits or authorizations (x) pursuant to Section 1.3 hereof, (y) required under the HSR Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act, or (z) to comply with state securities or “blue-sky” laws, and (B) routine powers of attorney which may be required to be filed with state unemployment compensation commissions, no filings, notices and/or reports are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any federal, state, local, foreign or other governmental or regulatory authority, court, agency, commission, body or other legislative, executive or judicial governmental entity (“Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. For purposes of this Agreement, “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
               (ii) The execution, delivery and performance of this Agreement by the Company does not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, a termination (or right of termination) or a default under, the Company’s articles of incorporation or bylaws or the comparable governing instruments of any of the Company’s Subsidiaries, (B) a breach or violation of, or a default or termination (or right of termination) under, the acceleration of any obligations or the creation of a pledge, security interest, encumbrance or other Lien on its assets or the assets of any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any Contract binding upon the Company or any of its Subsidiaries or, assuming the filings, notices and/or approvals referred to in

Section 5.1(d)(i) are made or obtained, (C) a breach or violation of any Law, any judgment, order, decision, injunction, award, writ, sanction, ruling, settlement or assessment of any Governmental Entity or arbitration (an “Order”), or any License to which the Company or any of its Subsidiaries is subject or (D) any change in the rights or obligations of any party under any of its Contracts, except, in the case of clauses (B), (C) or (D), for any breach, violation, termination, default, acceleration, creation or change that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Section 5.1(d) of the Company Disclosure Letter sets forth a correct and complete list of the Contracts of the Company and its Subsidiaries pursuant to which consents or waivers are required as of the date hereof prior to consummation of the transactions contemplated by this Agreement other than those where the failure to obtain such consents or waivers would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.
          (e) Company Reports; Financial Statements.
               (i) The Company has filed and furnished all forms, statements, reports and documents required to be filed or furnished by it with or to the SEC pursuant to applicable securities statutes, regulations, policies and rules since March 31, 2005 (the “Audit Date”) (collectively, such forms, statements, reports and documents filed with or furnished to the SEC since the Audit Date, and those filed with or furnished to the SEC subsequent to the date of this Agreement, and as amended, the “Company Reports”). The Company Reports were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of the Company Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (and, if amended, as of the date of such amendment) the Company Reports did not, and any of the Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.
               (ii) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in providing reasonable assurance of alerting in a timely manner the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the Exchange Act. The Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) (“internal controls”). Such internal controls are designed to provide reasonable assurance regarding the reliability of the

Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s board of directors (x) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company has made available to Parent prior to the date of this Agreement a summary of any such disclosure made by management to the Company’s auditors and audit committee since December 31, 2004.
               (iii) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or will fairly present, in all material respects the consolidated financial position of the Company and its Subsidiaries as of its date and each of the consolidated statements of operations, cash flows and of changes in shareholders’ equity included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or will fairly present, in all material respects the results of operations, retained earnings and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.
          (f) Absence of Certain Changes. Since March 31, 2006 and through the date of this Agreement, (i) there has not been any event, occurrence, discovery or development which has had or would, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse Effect, (ii) the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary and usual course of such businesses consistent with past practices, (iii) there has not been any damage, destruction, or other casualty loss with respect to any asset or property owned, leased or otherwise used by the Company or its Subsidiaries, whether or not covered by insurance, other than damage, destruction or loss of assets or properties immaterial to the Company and its Subsidiaries in the aggregate, (iv) except for regular quarterly cash dividends in respect of Company Shares, the Company and its Subsidiaries have not declared, set aside or paid any dividend or distribution payable in cash, stock or property in respect of any capital stock or other securities or ownership interests, (v) the Company and its Subsidiaries have not transferred, leased, licensed, sold, mortgaged, pledged, placed a Lien upon or otherwise disposed of any of the Company’s or its Subsidiaries’ property or assets (including capital stock or other securities or ownership interests of any of the Company’s Subsidiaries) with a fair market value in excess of $250,000 individually or $1,000,000 in the aggregate, (vi) the Company and its Subsidiaries have not acquired any material business, whether by merger, consolidation, purchase of property or assets or otherwise, (vii) there has not been (A) any increase in the compensation payable or to become payable to the Company’s and its Subsidiaries’ officers other than in the ordinary course consistent with past practice, or (B) except as set forth in Section 5.1(h)(i) of the

Company Disclosure Letter, any establishment, adoption, entry into or, except as required by applicable Law, amendment, of any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of the Company or its Subsidiaries, and (viii) the Company and its Subsidiaries have not made any material change with respect to accounting principles, practices, policies or procedures.
          (g) Litigation and Liabilities. There are no (i) civil, criminal or administrative actions, suits, claims, arbitration, mediation, hearings, inquiries, investigations or proceedings by or before any Governmental Entity, arbitrator or mediator (“Actions”) (including any Actions brought or filed with any Governmental Entity based on, arising out of, in connection with or otherwise relating to employment or the provision of services, termination of employment or the provision of services, or failure to employ or retain any individual) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or, to the Knowledge of the Company, any other facts or circumstances that are reasonably likely to result in any claims against or obligations or liabilities of the Company or any of its Subsidiaries, except for those that would not individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.
          (h) Employee Benefits.
               (i) Each benefit and compensation plan, contract, policy or arrangement maintained, sponsored or contributed to by the Company or any of its Subsidiaries covering current or former employees of the Company or its Subsidiaries or any of them (“Company Employees”) or current or former directors, independent contractors or leased employees of the Company, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and incentive and bonus, severance, perquisites, deferred compensation, stock purchase, restricted stock, stock option, stock appreciation rights or stock based plans (the “Company Compensation and Benefit Plans”) is listed in Section 5.1(h)(i) of the Company Disclosure Letter and each such Company Compensation and Benefit Plan which has received a favorable or unfavorable determination letter from the Internal Revenue Service (“IRS”) has been separately identified. True and complete copies of each of the Company Compensation and Benefit Plans listed in Section 5.1(h)(i) of the Company Disclosure Letter, including, but not limited to, any trust agreement, insurance contract, funding arrangement or administrative services agreement forming a part of or relating to, any of the Company Compensation and Benefit Plans, and all amendments thereto and all summary plan descriptions or other summaries thereof, have been made available to Parent.
               (ii) Each of the Company Compensation and Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”), is in compliance with, to the extent applicable, ERISA and, the Code, and other applicable Laws except for such failures as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Each Company

Compensation and Benefit Plan which is subject to ERISA (a “Company ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS covering all tax Law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and the Company is not aware of any circumstances likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Each Company Pension Plan has been timely amended for all Tax Law changes subsequent to and including the Economic Growth and Tax Relief Reconciliation Act of 2001. None of the Company Compensation and Benefit Plans is intended to be part of a voluntary employees’ beneficiary association within the meaning of Section 501(c) (9) of the Code. There is no pending or, to the Knowledge of the Company, threatened litigation relating to the Company Compensation and Benefit Plans or any of them except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Company ERISA Plan that would subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.
               (iii) The Company and its Subsidiaries, and its ERISA Affiliates have not incurred and do not expect to incur any withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of the Company or any of its Subsidiaries or ERISA Affiliates). Neither the Company nor any of its ERISA Affiliates maintains or contributes to or has ever maintained, contributed to, or had any obligation to contribute to, any plans subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. For purposes of this Agreement, “ERISA Affiliate” means, as to a Person, any other Person which is considered one employer with such Person under Section 4001 of ERISA or Section 414 of the Code.
               (iv) All contributions required to be made under each of the Company Compensation and Benefit Plans have been timely made and all obligations in respect of each of the Company Compensation and Benefit Plans have been properly accrued and reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement to the extent required by GAAP.
               (v) Neither the Company nor its Subsidiaries have any obligations for retiree health or life benefits under any Company ERISA Plans or collective bargaining agreement, except as required by Section 4980B of the Code or Section 601 of ERISA.
               (vi) There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any of the Company Compensation and Benefit Plans that would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recently completed fiscal year of the Company. None of the execution of this Agreement, shareholder approval of this Agreement, receipt of approval or clearance from any one or more Governmental Entities of the Merger or the other transactions contemplated by this Agreement, the consummation of the Merger and the other transactions contemplated by this Agreement or the termination of the employment of any of the Company Employees within a specified time of the Effective Time will (A) entitle any employees of the Company or its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement; (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Compensation and Benefit Plans; or (C) limit or restrict the right of the Company, or, after the consummation of the transactions contemplated by this Agreement, Parent, to merge, amend or terminate any of the Company Compensation and Benefit Plans.
               (vii) Other than payments or benefits that may be made or provided to the persons listed in Section 5.1(h)(vii) of the Company Disclosure Letter (“Primary Company Executives”), no amount or other entitlement or economic benefit that could be received (whether in cash or property or the vesting of property) as a result of the execution and delivery of this Agreement, the obtaining of Shareholder Approval, the consummation of the Merger or any other transaction contemplated by this Agreement (including as a result of termination of employment on or following the Effective Time) by or for the benefit of any director, officer, employee, independent contractor or consultant of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1), whether under any Company Compensation and Benefit Plan, agreement with a Company Employee or otherwise, would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code), and no such disqualified individual is entitled to receive any Parachute Gross Up Payment. Section 5.1(h)(vii) of the Company Disclosure Letter sets forth, calculated as of the date of this Agreement, (i) the “base amount” (as such term is defined in Section 280G(b)(3) of the Code) for each Primary Company Executive and each other disqualified individual (defined as set forth above) whose Company Options, Company Restricted Stock or Company Awards will vest pursuant to their terms in connection with the execution and delivery of this Agreement, the obtaining of Shareholder Approval, the consummation of the Merger or any other transaction contemplated by this Agreement (including as a result of any termination of employment on or following the Effective Time) and (ii) the estimated maximum amount of “parachute payments” as defined in Section 280G of the Code (including any “parachute payment” resulting from the vesting of any Company Option, Company Restricted Stock or Company Awards) that could be paid or provided to each Primary Company Executive and such other disqualified individual as a result of the execution and delivery of this Agreement, the obtaining of Shareholder Approval, the consummation of the Merger or any other transaction contemplated by this Agreement (including as a result of any termination of employment on or following the Effective Time). For purposes of this Agreement, “Parachute Gross Up Payment” means any additional payment from the Company or Parent or any of their respective Subsidiaries, the Surviving Corporation or any other Person in the event that the excise tax required by Section 4999(a) of the Code is imposed on such disqualified individual.

               (viii) None of the Company Compensation and Benefit Plans is maintained outside of the United States or otherwise covers or is maintained for the benefit of any Company Employees working outside of the United States or is subject to the Laws of any country other than the United States.
          (i) Compliance with Laws; Licenses. The businesses of each of the Company and its Subsidiaries have not been conducted in violation of any law (including common law), statute, ordinance, rule, regulation or similar requirement of any Governmental Entity (other than any Order) (collectively, “Laws”) or any Order, including any Laws or Orders relating to (i) the protection of human health, occupational safety, the environment or natural resources or (ii) wages, hours, WARN or any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, civil rights, workers’ compensation or the collection and payment of withholding and/or social security taxes or any similar tax, except for violations that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity provided written notice to the Company or any of its Subsidiaries of its intention to conduct the same, except for those the outcome of which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. The Company has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement, except for such changes and noncompliance that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has obtained and is in substantial compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (collectively, “Licenses”) necessary to conduct its business as presently conducted, except for those the absence of which, or failure to be in compliance with which, would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.
          (j) Certain Contracts.
               (i) Section 5.1(j)(i) of the Company Disclosure Letter lists each of the following Contracts (except employee benefit plans), whether written or oral, to which the Company or any of its Subsidiaries is a party to or by which it is bound as of the date of this Agreement:
               (A) any Contract for the lease of real or personal property providing for (I) annual rentals of $100,000 or more and not cancelable by the Company or any of its Subsidiaries (without premium or penalty) within 12 months; or (II) aggregate remaining payments from the Company or any of its Subsidiaries of more than $1,000,000;
               (B) any Contract that is reasonably likely to require aggregate payments to or from the Company and its Subsidiaries of more than (I) $500,000 on an annual basis or $5,000,000 in the aggregate which (x) relate to the purchase, receipt, lease or use of assets or (y) require consent of or notice to a third party in the event of or with respect to the Merger, including in order to avoid a breach or termination of, a loss of benefit under, or triggering a price adjustment, right of renegotiation or other remedy under, any such agreement; or (II) $100,000 on an annual basis or $250,000 in the aggregate and not entered into in the ordinary course of business with a vendor or customer;
               (C) other than with respect to any partnership that is wholly-owned by the Company or any wholly-owned Subsidiary of the Company, any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the Company;
               (D) any Contract (other than among direct or indirect wholly owned Subsidiaries of the Company) relating to Indebtedness (in any case, whether incurred, assumed, guaranteed or secured by any asset of the Company or any of its Subsidiaries) in amounts greater than $1,000,000, any material Contract relating to any interest rate, currency or commodity hedging, swaps, caps, floors and option agreements and other material derivative arrangements, and any Contract restricting the payment of dividends or the repurchase of stock or other equity;
               (E) any Contract that limits or purports to limit the right of the Company or its Subsidiaries to engage or compete in any line of business or to compete with any person or operate in any location, in either case in any respect material to the business of the Company and its Subsidiaries, taken as a whole;
               (F) any Contract containing a standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire material assets or securities of the other party or any of its Affiliates;
               (G) any material Contract between the Company or any of its Subsidiaries and any director or officer of the Company or any 5% shareholder, other than Contracts relating to employment, bonus, profit sharing, thrift, compensation, termination or severance;
               (H) any Contract providing for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is (1) not material to the Company and its Subsidiaries, taken as a whole, or (2) entered into in the ordinary course of business;
               (I) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $50,000;
               (J) any Contract pursuant to which (I) the Company or any of its Subsidiaries has assigned, granted a license to or limited material rights in Company IP or (II) a third party has licensed or transferred any material Intellectual

Property to the Company or any of its Subsidiaries (other than (x) licenses for commercial “off-the-shelf” or “shrink wrap” software that has not been modified or customized for the Company, or (y) Contracts that are not material to the Company or its material products or businesses);
               (K) any Contract to authorize or license any third party to manufacture, reproduce or sell any products of the Company or any of its Subsidiaries involving payments to the Company or any of its Subsidiaries in excess of $250,000;
               (L) any Contract regarding any acquisition of assets or a business by the Company or any of its Subsidiaries to which there may be any future obligation on the part of the Company or any of its Subsidiaries to make additional payments in excess of $500,000, including by means of an earn-out or similar contingent payment mechanism;
               (M) any Contract regarding any disposition of assets or a business by the Company or any of its Subsidiaries to which there may be any future obligation on the part of the Company to make additional payments or as to which there is any continuing liability of the Company or any of its Subsidiaries, if such additional payments or continuing liability is reasonably expected to be in excess of $100,000;
               (N) any Government Contract meeting any of the criteria set forth in clauses (A) – (M); or
               (O) any other Contract (x) required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K of the SEC or disclosed by the Company on a Current Report on Form 8-K, and (y) to be performed after the date of this Agreement.
               The Contracts described in clauses (A) – (O), together with all exhibits and schedules to such Contracts, are referred to herein as the “Company Material Contracts.” For purposes of this Agreement, “Contract” shall mean any agreement, lease, license granted by a Person other than a Governmental Entity, contract, note, mortgage, indenture, or other contractual obligation, and “Indebtedness” shall mean, as to any Person, such Person’s liabilities for borrowed money, obligations under promissory notes, bonds, loan or credit agreements, indentures, or other evidences of indebtedness, or other instruments providing for or relating to the lending of money, or under contracts relating to any interest rate, currency or commodity hedging, swaps, caps, floors, option agreements or derivative arrangements, capital lease obligations, any other liabilities accounted for as indebtedness under GAAP, and any commitments or contingent obligations of such Person guaranteeing (or in effect of guaranteeing) any indebtedness or other obligations of any other Person.
               (ii) The Company has made available to Parent a copy of each Company Material Contract, except those publicly filed with the SEC in full without redaction (including all exhibits and schedules thereto) as an exhibit to the Company Reports prior to the date hereof and except as otherwise required by any provision of any such Contract pertaining to confidentiality. Each such Contract is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and is in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in default or breach under the terms of any such Company Material Contract except for such instances of default or breach that would not be reasonably likely to result in a Company Material Adverse Effect, and no written notice to terminate, in whole or in part, has been served.
               (iii) No Company Material Contract has been secured in violation of the Foreign Corrupt Practices Act of 1977.
               (iv) With respect to each Governmental Contract, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect: (A) all representations and certifications executed, acknowledged or set forth in or pertaining to such Governmental Contract were complete and correct as of their effective date, and the Company and each of its Subsidiaries have complied in all material respects with all such representations and certifications; (B) neither the United States government nor any prime contractor, subcontractor or other Person has notified the Company or any of its Subsidiaries within the last 12 months that the Company or any such Subsidiary has breached or violated any material certification, representation, clause, provision or requirement, pertaining to such Governmental Contract; and (C) no termination for convenience, termination for default, cure notice or show cause notice is in effect as of the date hereof pertaining to any Governmental Contract. Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, (x) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor any of their respective personnel is or has been under administrative, civil, or criminal investigation, or indictment or audit by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Governmental Contract; (y) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to the United States government with respect to any alleged irregularity, misstatement or omission arising under or relating to a Governmental Contract in the last 12 months; and (z) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective personnel has been suspended or debarred from doing business with the United States government or is, or at any time has been, the subject of a finding of non-responsibility or ineligibility for United States government contracting.
               As used herein, “Governmental Contract” means any Contract to which the Company or Parent or any of their respective Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which to the Knowledge of the Company or Parent, as applicable, is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such contract).
          (k) Takeover Statutes. Assuming the accuracy of the representations and warranties contained in Section 5.2(q), as of the date hereof the approval of this Agreement by the board of directors of the Company constitutes approval of this Agreement and the Merger for purposes of Sections 351.459 and 351.407 of the MGBCL and represents the only action necessary to ensure that Sections 351.459 and 351.407 of the MGBCL do not and will not apply to the execution and delivery of this Agreement or the consummation of the Merger and the other transactions contemplated hereby. No “business combination,” “fair price,” “moratorium,” “control share acquisition,” or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States (each, a “Takeover Statute”) as in effect on the date of this Agreement (with the exception of Section 351.459 and 351.407 of the MGBCL) is applicable to the Merger or the other transactions contemplated by this Agreement. No anti-takeover provision contained in the Company’s articles of incorporation or its bylaws is applicable to the Merger or the other transactions contemplated by this Agreement.
          (l) Real Property; Assets.
               (i) Neither the Company nor any of its Subsidiaries owns any real property or any interest in any real property.
               (ii) With respect to the real property leased or subleased to the Company or any of its Subsidiaries (the “Leased Real Property”), the lease or sublease for such property is in full force and effect, and, to the Knowledge of the Company, none of the Company or any of its Subsidiaries is in material breach of or default under such lease or sublease, and, to the Knowledge of the Company, no event has occurred which, with notice, lapse of time or both, would constitute a material breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. A correct and complete copy of each lease or sublease for Leased Real Property which is a Company Material Contract has previously been made available to Parent.
               (iii) The Company and each of its Subsidiaries has good and valid title to or valid leasehold or sublease interests or other comparable contract rights in or relating to all of its properties and assets necessary for the conduct of its business as currently conducted, free and clear of all Liens, except for (A) Liens of Taxes not yet due and payable, (B) Liens disclosed in the Company Reports, and (C) Liens and imperfections in title that individually or in the aggregate have not materially interfered with, and would not reasonably be expected to materially interfere with, its ability to conduct its business as currently conducted.
          (m) Tax Matters. As of the date of this Agreement, neither the Company nor any of its Affiliates has taken or agreed to take any action, nor do the executive officers of the Company have any knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

          (n) Taxes.
               (i) The Company and each of its Subsidiaries (A) have duly and timely filed or caused to be filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (B) have withheld and paid all Taxes that are required to be paid or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith or where such failure to withhold or pay would not have a Company Material Adverse Effect; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
               (ii) There are not any pending or, to the Knowledge of the Company, threatened audits, examinations, investigations or other proceedings with respect to Company’s nor any of its Subsidiaries’ Tax Returns.
               (iii) There are not, to the Knowledge of the Company, any unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that are, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.
               (iv) The Company has made available to Parent true and complete copies of all United States federal income Tax Returns filed by any of the Company and its Subsidiaries for each of the fiscal years ended March 31, 2006, 2005, 2004, 2003, and 2002 (with respect to a Subsidiary of the Company, solely with respect to the period from and after the acquisition of such Subsidiary by the Company (or a Subsidiary of the Company)).
               (v) Neither the Company nor any of its Subsidiaries was a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
               (vi) Neither the Company nor any of its Subsidiaries has participated in any “reportable transactions” within the meaning of Section 1.6011-4 of the regulations promulgated by the U.S. Department of the Treasury pursuant to the Code (the “Treasury Regulations”) nor has the Company or any of its Subsidiaries been a “material advisor” to any such transactions within the meaning of Section 6111 of the Code.
               (vii) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any person (other than members of the consolidated group of which the Company is the common parent) (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), (B) as a transferee or successor, or (C) by contract.
               (viii) The Company has adequately disclosed on its Federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of Federal income tax within the meaning of Section 6662 of the Code.

               (ix) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement other than any agreement, contract or other arrangement between the Company and its Subsidiaries.
               (x) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in accounting method for a taxable period ending on or before the Closing Date, or (B) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax law), executed on or before the Closing Date.
               (xi) Neither the Company nor any of its Subsidiaries has distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
               (xii) Except where such Liens would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Company or any of its Subsidiaries.
               (xiii) The unpaid Taxes of the Company and its Subsidiaries do not exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) reflected on the balance sheet of the Company and its Subsidiaries as of the date of this Agreement.
As used in this Agreement, (x) the term “Tax” (including, with correlative meaning, the terms “Taxes”, and “Taxable”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (y) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules and information returns) required to be supplied to a Tax authority relating to Taxes.
          (o) Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union or labor organization, nor is any such Contract presently being negotiated.
          (p) Intellectual Property.
               (i) Section 5.1(p)(i) of the Company Disclosure Letter sets forth a complete and correct list of all issued patents, pending patent applications, registered trademarks and pending applications therefor owned by the Company or any of its Subsidiaries as of the date of this Agreement (the “Registered Company IP” and, together with all material Intellectual Property owned by the Company or any of its Subsidiaries as of the date of this Agreement other than Registered Company IP, the “Company Owned IP”).
               (ii) (A) To the Knowledge of the Company, the Company and each of its Subsidiaries owns, or is licensed or otherwise has the right to use (in each case, free and clear of any Liens, other than Liens that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect) all Intellectual Property necessary for or material to the conduct of its business as currently conducted.
               (B) To the Knowledge of the Company, all registrations pertaining to Registered Company IP are valid and subsisting, in full force and effect in all material respects, and have not been canceled, expired or abandoned.
               (C) To the Knowledge of the Company, none of the Company or any of its Subsidiaries or any of its or their current products or services has infringed upon or otherwise violated, or is infringing upon or otherwise violating, in any material respect the Intellectual Property rights of any third party.
               (D) There is no Action pending or, to the Knowledge of the Company, threatened with respect to, and the Company has not been notified in writing of, any possible infringement or other violation in any material respect by the Company or any of its Subsidiaries or any of its or their products or services of the Intellectual Property rights of any third party.
               (E) To the Knowledge of the Company, no person or any product or service of any person is infringing upon or otherwise violating in any material respect any Company Owned IP. No licensor of any Company Licensed IP has notified the Company or any of its Subsidiaries in writing that any person or any product or service of any person is infringing upon or otherwise violating in any material respect any Company Licensed IP.
               (F) All Company IP that is confidential or proprietary and necessary for the use of the products or services of the Company and its Subsidiaries is maintained in confidence in accordance with commercially reasonable protection procedures designed to protect rights of like importance. Each of the current members of management or key personnel of the Company or any of its Subsidiaries, including all current employees, agents, consultants and independent contractors who have contributed to or participated in the conception and development of material Registered Company IP (all such persons, the “Company IP Contributing Parties”) is under an obligation to assign or transfer, and to the Knowledge of the Company, has assigned or otherwise transferred to the Company or any of its Subsidiaries all ownership and other rights of any nature whatsoever (to the extent permitted by Law) of such Company IP Contributing Party in such Registered Company IP, and none of the Company IP Contributing Parties have asserted or threatened in writing a claim against the Company or any of its Subsidiaries in connection with the involvement of such Company IP Contributing Party in the conception and development of any such Registered Company IP. To the Knowledge of the Company, none of the current employees of the Company or any of its Subsidiaries has any patents issued or applications pending for any device, process, design or invention necessary for the use of its or their products or services by the Company or any of its Subsidiaries in furtherance of their business as currently conducted, which patents or applications have not been assigned to the Company or any of its Subsidiaries.
               (G) The execution and delivery of this Agreement, the consummation of the Merger and the compliance with the provisions of this Agreement do not and will not (y) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration of any Company Material Contract pursuant to which the Company or any of its Subsidiaries is a licensor or licensee of Intellectual Property necessary for the use of its or their products or services, or (z) result in the loss of, or encumbrance of, any such Intellectual Property.
               (H) To the extent Third Party Software is distributed to customers of the Company or any of its Subsidiaries together with the Company IP, (x) any third party rights have been identified in Section 5.1(p)(ii)(H)(1) of the Company Disclosure Letter, (y) all necessary licenses have been obtained and (z) no royalties or payments are due (or such royalties and payments are identified in Section 5.1(p)(ii)(H)(2) of the Company Disclosure Letter).
               (I) To the Knowledge of the Company, none of the source code or other material trade secrets of the Company or any of its Subsidiaries necessary for the use of its or their products or services has been published or disclosed by the Company or any of its Subsidiaries, except pursuant to a non-disclosure agreement, or by any other person to any person except pursuant to licenses or contracts requiring such other person to keep such trade secrets confidential.
               (J) No person has any marketing or distribution rights to any material Company Owned IP.
               (K) Except for source code provided to third party developers to make modifications or Derivative Works for the benefit of the Company or any of its Subsidiaries and source code provided to customers of the Company or any of its Subsidiaries to support integration with the Company’s or any of its Subsidiaries’ services, no rights have been granted to a third person to distribute the source code for, or to use any source code to create Derivative Works of, any Company IP included in any product currently marketed by, commercially available from or under development by the Company for which the Company or any of its Subsidiaries possesses the source code.
               (L) The Company and each of its Subsidiaries have (y) created and stored backup copies of all their material computer programs and software (including source code) necessary for the use of its or their products or services, and (z) taken reasonable steps for physical protection of such material computer programs and software.

               (iii) For purposes of this Agreement, the following terms have the following meanings: (A) “Intellectual Property” means all (s) Software, (t) Ancillary Software IP, (u) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, assumed names, Internet domain names, logos, symbols, trade dress, trade names and other indicia of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (v) inventions, discoveries and ideas, whether patentable or not in any jurisdiction; patents, applications for patents (including divisions, provisionals, continuations, continuations in-part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction, (w) non-public information, trade secrets, and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, procedures, research records, records of invention, test information, market surveys, customer lists and supplier lists, whether patentable or not in any jurisdiction and rights in any jurisdiction to limit the use or disclosure thereof by any person, (x) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (y) moral rights, rights of publicity and rights of privacy; and (z) any similar intellectual property or proprietary rights; and any claims or causes of action (pending, threatened or which could be filed) arising out of any infringement or misappropriation of any of the foregoing; (B) “Software” means all types of computer software programs, including operating systems, application programs, software tools, firmware, middleware and software imbedded in equipment, including both object code and source code; (C) “Ancillary Software IP” means all written or electronic data, documentation, and materials that explain the structure or use of Software or that were used in the development of Software or are used in the operation of the Software including logic diagrams, flow charts, procedural diagrams, error reports, manuals and training materials, look-up tables and databases; (D) “Third Party Software” means Software with respect to which a third party holds any copyright or other ownership right (and, therefore, such Software is not owned exclusively by the Company or Parent or any of their respective Subsidiaries); (E) “Company Licensed IP” means any Intellectual Property licensed to the Company or any of its Subsidiaries; (F) “Company IP” means Company Owned IP and Company Licensed IP; and (G) “Derivative Work” shall have the meaning set forth in 17 U.S.C. Section 101.
          (q) Security; Privacy Policies; Data Use.
               (i) There are no pending or, to the Company’s Knowledge, threatened Actions against the Company or any Subsidiary by any person or entity alleging a violation of such person’s or entity’s privacy, personal or confidentiality rights, except for such Actions that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. To the Knowledge of the Company, no investigation relating to the privacy or data security practices of the Company or any Subsidiary, is being conducted by any Governmental Entity.
               (ii) The Company and each of its Subsidiaries has implemented and maintains a security plan which, to the Company’s Knowledge, is commercially reasonable and which complies with all applicable Law and is designed to (A) identify internal and external risks to the security of the confidential information included in the Company IP (the “Company Confidential Information”), including personally identifiable information maintained by the Company or any Subsidiary of the Company; (B) implement, monitor and provide adequate and effective administrative, electronic and physical safeguards to control those risks; and (C) maintain notification procedures in compliance with applicable Laws in the case of any breach of security compromising personally identifiable information. To the Company’s Knowledge, neither the Company nor any Subsidiary of the Company has experienced any material breach of security or otherwise unauthorized access by third parties or the Company’s and its Subsidiaries’ employees, consultants or contractors, to the Company Confidential Information, including personally identifiable information in the Company’s possession, custody or control. The Company has made available to Parent copies of all current security policies and all audits of the security practices of the Company and its Subsidiaries commissioned by the Company since January 1, 2005.
               (iii) The Company and each of its Subsidiaries is and has been in compliance with all applicable Laws with respect to protection of personally identifiable information of individuals and consumers, except for such non-compliance that individually or in the aggregate has not had, and would not reasonably be likely to have, a Company Material Adverse Effect. To the Company’s Knowledge, the Company and each of its Subsidiaries is and has been in compliance with all applicable Laws related to information security as well as the transfer, exchange, disclosure, sharing, use or storage of customer information, including the transfer of personally identifiable information across national borders, except where such non-compliance, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect.
               (iv) The Company and each of its Subsidiaries is and has been in compliance with all applicable Laws with respect to any requirement that it have data privacy policies or data security policies in effect, including relating to data loss, theft and breach notification policies, except where such non-compliance, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect.
               (v) A copy of the data privacy and security policies and privacy statements currently in effect, including any such policies or statements applicable to its customers, employees, and persons with whom it may interact electronically through a website or otherwise (the “Privacy Statements”) of the Company and its Subsidiaries regarding the collection and use of personally identifiable information have been delivered to Parent. Neither the Company nor any of its Subsidiaries has collected, received or used any personally identifiable information in violation of an applicable Privacy Statement, except for such violations which, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect. The Company and each of its Subsidiaries has security measures and safeguards in place which, to the Company’s Knowledge, are commercially reasonable and which are designed to protect the personally identifiable information from access, download or use by its personnel or third parties in a manner violative of applicable Laws or the applicable Privacy Statement.

               (vi) Neither the Company nor any of its Subsidiaries has collected any personally identifiable information from any third parties that such party did not knowingly disclose, except as permitted by applicable Laws and except where such collection would not reasonably be likely to have a Company Material Adverse Effect.
               (vii) To the Company’s Knowledge, there are no contractual or legal constraints to which the Company and/or its Subsidiaries is a party or subject that, immediately after the Merger, would prevent the Company from obtaining, using or disclosing personally identifiable information to the same extent that the Company and/or any of its Subsidiaries had the right to obtain, use or disclose personally identifiable information immediately prior to such transaction.
               (viii) The Company and each of its Subsidiaries has in effect Privacy Statements for relevant affiliate, supplier or other third party agreements involving the collection, use, storage and processing of personally identifiable information controlled by the Company or its Subsidiaries, as the case may be.
               (ix) To the Company’s Knowledge, neither the Company nor any of its Subsidiaries uses or discloses to third parties any personally identifiable information of its customers or its customers’ customers except as permitted by applicable Laws and Privacy Statements.
               (x) All data present in the databases and compilations of information used in the business of the Company and its Subsidiaries have been collected and maintained in compliance with applicable Privacy Statements and other Contracts, except where such noncompliance, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect. The use of such data in the conduct of the business of the Company and its Subsidiaries, as currently conducted and as proposed by the Company to be conducted, does not violate in any material respect any applicable Privacy Statement or other Contract, except for violations that, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect.
          (r) Insurance. The Company has made available to Parent prior to the date of this Agreement true, correct and complete copies of the Company’s director and officer and error and omissions insurance policies and all other material policies of insurance to which the Company or any of its Subsidiaries or any of their officers, directors or employees is a beneficiary or named insured. The Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company or its Subsidiaries (taking into account the cost and availability of such insurance).
          (s) Brokers and Finders. Neither the Company nor any of the Company’s officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has employed CIBC and A.G. Edwards as the Company’s financial advisors, the arrangements with which have been disclosed to Parent prior to the date of this Agreement.

          (t) No Other Representations and Warranties. Except for the representations and warranties of the Company contained in this Agreement, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, and no Person is authorized to make any such representations and warranties on behalf of the Company.
     5.2. Representations and Warranties of Parent and Merger Sub. Except as set forth in any Parent Report filed with the SEC prior to the date of this Agreement, excluding any disclosure in such Parent Reports set forth in any risk factor section and in any section relating to forward-looking statements, and except as set forth in the disclosure letter (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure relates; provided that information contained in any (i) section of the Parent Disclosure Letter shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is readily apparent from the face of such disclosure that such information is applicable to such other Section of this Agreement, and (ii) such Parent Report shall be deemed to be adequate disclosure with respect to a representation and warranty only if it is reasonably apparent on the face of such disclosure that it relates to such representation and warranty) delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company as follows:
          (a) Organization, Good Standing and Qualification. Each of Parent and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. Prior to the date of this Agreement, Parent has made available to the Company a complete and correct copy of Parent’s and Merger Sub’s articles of incorporation and bylaws, each as in effect and as amended through the date of this Agreement.
          As used in this Agreement “Parent Material Adverse Effect” means a change, circumstance, effect, event or occurrence that would (A) prevent, impair or materially delay the ability of Parent to consummate the Merger or (B) be materially adverse to the financial condition, properties, assets, liabilities, business or results of operations of Parent and its Subsidiaries, taken as a whole, excluding any such effect resulting from or arising in connection with (u) acts or omissions of a party taken with the written consent of the other party to this Agreement, (v) the economy, political conditions or the financial markets in general (including any changes resulting from terrorist activities, war or other armed hostilities affecting the industries in which Parent and its Subsidiaries participate), (w) general changes in the industries in which Parent and its Subsidiaries operate, (x) changes in (I) law not primarily relating only to (or having the effect of primarily relating only to) Parent and its Subsidiaries or any industry from which Parent derives a material amount of earnings or revenues, or (II) accounting principles after the date hereof, (y) any change, in and of itself, in the market price or trading volume of the Parent Common Stock, or any failure, in and of itself, by Parent to meet internal or published revenue or earnings projections (whether such projections are prepared by Parent or a third party) for any period on or after the date of this Agreement (it being agreed that any changes, circumstances, effects, events or occurrences giving rise or contributing to any such change or failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be likely to be, a Parent Material Adverse Effect) or (z) the execution , announcement or performance of this Agreement or the transactions contemplated hereby (provided that this clause (z) shall not apply for purposes of Section 5.2(d) or any determination hereunder based thereon), unless, in the case of the foregoing clauses (v), (w) and (x)(II), such changes referred to therein primarily relate only to (or have the effect of primarily relating only to) Parent and its Subsidiaries or disproportionately adversely affect Parent and its Subsidiaries compared to other companies of similar size operating in the industries in which Parent and its Subsidiaries operate,
          (b) Capital Structure.
               (i) The authorized capital stock of Parent consists of: (x) 300,000,000 shares of Parent Common Stock, of which (1) 128,623,829 shares (excluding treasury shares) were issued and outstanding, and (2) 57,733,277 shares were held by Parent as treasury shares, in each case as of the close of business on February 12, 2007 (the “Parent Cut-Off Date”), and (y) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”), none of which were outstanding as of the date of this Agreement. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. Parent has no Parent Common Stock or Parent Preferred Stock reserved for issuance, except for shares of Parent Common Stock reserved for issuance pursuant to the Rights Agreement and that as of the Parent Cut-Off Date, there were an aggregate of 10,078,192 shares of Parent Common Stock reserved for issuance pursuant to certain Parent stock-based compensation and benefit plans (the “Parent Stock Plans”). Section 5.2(b)(i) of the Parent Disclosure Letter contains a correct and complete list as of close of business on February 12, 2007 of (A) the number of outstanding options to purchase Parent Common Stock (each, a “Parent Option”) under the Parent Stock Plans and (B) the number of outstanding rights, including those issued under the Parent Stock Plans, to receive, or rights the value of which is determined by reference to, Parent Common Stock (including restricted stock and restricted stock units) (each a “Parent Common Stock Unit”). From the Parent Cut-Off Date to the date of this Agreement, Parent has not issued any Parent Common Stock except pursuant to the exercise of Parent Options and the settlement of Parent Common Stock Units outstanding on the Parent Cut-Off Date in accordance with their terms, and from the Parent Cut-Off Date to the date of this Agreement, Parent has not issued any Parent Options or Parent Common Stock Units. All outstanding grants of Parent Common Stock and Parent Common Stock Units were made under the Parent Stock Plans. Each of the outstanding shares of capital stock or other securities of each of Parent’s Significant Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and owned by Parent or by a direct or indirect wholly-owned Subsidiary of Parent, free and clear of any Lien. Except as set forth in this Section 5.2(b) or in Section 5.2(b)(ii) of the Parent Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or sell any shares of capital stock or other securities or ownership interests of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities or ownership interests of Parent or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Parent Common Stock in accordance with the terms of the Parent Stock Plans, such Parent Common Stock will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Lien. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter. To the Knowledge of Parent, as of the date of this Agreement, no Person or group beneficially owns 5% or more of Parent’s outstanding voting securities, with the terms “group” and “beneficially owns” having the meanings ascribed to them under Rule 13d-3 and Rule 13d-5 under the Exchange Act.
               (ii) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent, and there are (A) no other shares of capital stock or other voting securities of Merger Sub, (B) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or other voting securities of Merger Sub and (C) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, other voting securities or securities convertible into or exchangeable for capital stock or other voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.
          (c) Corporate Authority; Approval and Financial Advisor Opinion. Parent and Merger Sub each have all requisite corporate power and authority and each has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by Parent and Merger Sub and is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The shares of Parent Common Stock to be issued in connection with the Merger, when issued pursuant to this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and no shareholder of Parent will have any preemptive right of subscription or purchase in respect thereof. The board of directors of Parent has (i) by resolutions duly adopted at a meeting duly called and held, approved this Agreement, the issuance of Parent Common Stock provided for herein and the other transactions contemplated hereby, and (ii) received the opinion of its financial advisor, Bear, Stearns & Co. Inc. (“Bear Stearns”), dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to Parent from a financial point of view, an executed copy of which will be delivered to the Company solely for informational purposes after receipt thereof by Parent. No vote is required of the holders of any class or series of capital stock or other securities of Parent to adopt or approve this Agreement or to consummate the Merger or any of the other transactions contemplated hereby.
          (d) Governmental Filings; No Violations of Contracts, Law, Etc.; Consent Requirements.
               (i) Other than the necessary notices, reports, filings, consents, registrations, approvals, permits or authorizations (A) pursuant to Section 1.3 hereof, (B) under the HSR Act, the Exchange Act and the Securities Act, or (C) to comply with state securities or “blue-sky” laws, no filings, notices and/or reports are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.
               (ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default or termination (or right of termination) under, Parent’s articles of incorporation or bylaws or the comparable governing instruments of any of its “Significant Subsidiaries” (as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act), (B) a breach or violation of, or a default or termination (or right of termination) under, the acceleration of any obligations or the creation of an obligation, Lien or pledge, security interest or other encumbrance on Parent’s assets or the assets of any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any Contract binding upon Parent or any of its Subsidiaries or, assuming the filings, notices and/or approvals referred to in Section 5.2(d)(i) are made or obtained, (C) a breach or violation of any Law, Order or License to which Parent or any of its Subsidiaries is subject or (D) any change in the rights or obligations of any party under any of its Contracts, except, in the case of clauses (B), (C) or (D) above, for any breach, violation, termination, default, acceleration, creation or change that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. The Parent Disclosure Letter sets forth a correct and complete list of the Contracts pursuant to which consents or waivers are required prior to consummation of the transactions contemplated by this Agreement other than those where the failure to obtain such consents or waivers would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.
          (e) Parent Reports; Financial Statements.
               (i) Parent has filed and furnished all forms, statements, reports and documents required to be filed or furnished by it with or to the SEC pursuant to applicable securities statutes, regulations, policies and rules since December 31, 2005 (collectively, such forms, statements, reports and documents filed with or furnished to the SEC since December 31, 2005, and those filed with or furnished to the SEC subsequent to the date of this Agreement, and as amended, the “Parent Reports”). The Parent Reports were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of the Parent Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and Sarbanes-Oxley and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of their respective dates (and, if amended, as of the date of such amendment) the Parent Reports did not, and any of the Parent Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.
               (ii) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in providing reasonable assurance of alerting in a timely manner Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic and current reports required under the Exchange Act. Parent and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) (“internal controls”). Such internal controls are designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to Parent’s auditors and the audit committee of Parent’s board of directors (x) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Parent has made available to the Company prior to the date of this Agreement a summary of any such disclosure made by management to Parent’s auditors and audit committee since December 31, 2004.
               (iii) Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents, or will fairly present, in all material respects the consolidated financial position of Parent and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and of changes in shareholders’ equity included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents, or will fairly present, in all material respects the results of operations, retained earnings and changes in financial position, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.
          (f) Absence of Certain Changes. Since December 31, 2005 and through the date of this Agreement, (i) there has not been any event, occurrence, discovery or development which has had or would, individually or in the aggregate, reasonably be likely to result in a Parent Material Adverse Effect, (ii) Parent and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary and usual course of such businesses consistent with past practices and (iii) except for regular quarterly cash dividends, Parent and its Subsidiaries have not declared, set aside or paid any dividend or distribution payable in cash, stock or property in respect of any capital stock or other securities or ownership interests.
          (g) Litigation and Liabilities. There are no (i) Actions (including any Actions brought or filed with any Governmental Entity based on, arising out of, in connection with or otherwise relating to employment or the provision of services, termination of employment or the provision of services, or failure to employ or retain any individual) pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or, to the Knowledge of Parent, any other facts or circumstances that are reasonably likely to result in any claims against or obligations or liabilities of Parent or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.
          (h) Employee Benefits.
               (i) Each material benefit and compensation plan, contract, policy or arrangement maintained, sponsored or contributed to by Parent or any of its Subsidiaries covering current or former employees of Parent or its Subsidiaries or any of them (“Parent Employees”) or current or former directors, independent contractors or leased employees of Parent, including, but not limited to, material “employee benefit plans” within the meaning of Section 3(3) of ERISA, and material incentive and bonus, perquisites, severance, deferred compensation, stock purchase, restricted stock, stock option, stock appreciation rights or stock based plans (the “Parent Compensation and Benefit Plans”) is listed in Section 5.2(h)(i) of the Parent Disclosure Letter. Parent has made available to the Company copies or summaries of the material terms of all Parent Compensation and Benefit Plans that are subject to ERISA (“Parent ERISA Plans”). Parent and each of its Subsidiaries and each ERISA Affiliate of Parent is in compliance with all applicable provisions of ERISA and the Code and the regulations and published interpretations thereunder and other applicable Laws with respect to all Parent ERISA Plans, except where any such noncompliance would not reasonably be likely to have a Parent Material Adverse Effect. Each Parent ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, and each trust related to such plan has been determined to be exempt under Section 501(a) of the Code, and Parent has no Knowledge of any circumstances likely to result in the loss of such qualification. No liability that would reasonably be likely to have a Parent Material Adverse Effect has been incurred by the Parent or any of its Subsidiaries or any ERISA Affiliate of Parent which remains unsatisfied with respect to any Parent ERISA Plan (other than for benefits payable or accrued in the ordinary course under any Parent ERISA Plan);
               (ii) No accumulated funding deficiency (as defined in Section 412 of the Code) has been incurred (without regard to any waiver granted under Section 412 of the Code), nor has any funding waiver from the Internal Revenue Service been received or requested with respect to any Parent ERISA Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA except for any accumulated funding deficiency or funding waiver that would not reasonably be likely to have a Parent Material Adverse Effect; and neither Parent nor any of its ERISA Affiliates has any liability either directly or indirectly, that would be reasonably likely to have a Parent Material Adverse Effect with respect to a plan which is a multiemployer plan within the meaning of Section 3(37) of ERISA;
               (iii) Neither Parent nor any of its Subsidiaries nor any of Parent’s ERISA Affiliates has: (A) engaged in a nonexempt prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code, (B) incurred any liability to the PBGC which remains outstanding other than the payment of premiums and there are no premium payments which are due and unpaid, (C) failed to make a required contribution or payment to a Multiemployer Plan, or (D) failed to make a required installment or other required payment under Section 412 of the Code, except where any of the foregoing individually or in the aggregate would not reasonably be likely to have a Parent Material Adverse Effect;
               (iv) All contributions required to be made under each of the Parent Compensation and Benefit Plans have been timely made and all obligations in respect of each of the Parent Compensation and Benefit Plans have been properly accrued and reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Parent Reports prior to the date of this Agreement to the extent required by GAAP, except where such failure would not reasonably be likely to have a Parent Material Adverse Effect; and
               (v) No amount or other entitlement or economic benefit that could be received (whether in cash or property or the vesting of property) as a result of the execution and delivery of this Agreement, the consummation of the Merger or any other transaction contemplated by this Agreement (including as a result of termination of employment on or following the Effective Time) by or for the benefit of any director, officer, employee, independent contractor or consultant of Parent or any of its Affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1), whether under any Parent Compensation and Benefit Plan, agreement with a Parent Employee or otherwise, would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).
          (i) Compliance with Laws; Licenses. The businesses of each of Parent and its Subsidiaries have not been conducted in violation of any Law or any Order, including any Laws or Orders relating to (i) the protection of human health, occupational safety, the environment or natural resources or (ii) wages, hours, WARN or any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, civil rights, workers’ compensation or the collection and payment of withholding and/or social security taxes or any similar tax, except for violations that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor has any Governmental Entity provided written notice to Parent or any of its Subsidiaries of its intention to conduct the same, except for those the outcome of which would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. Parent has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement, except for such changes and noncompliance that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has obtained, and is in substantial compliance with, all Licenses necessary to conduct its business as presently conducted, except for those the absence of which, or failure to be in compliance with which, would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.
          (j) Certain Contracts.
               (i) Section 5.2(j)(i) of the Parent Disclosure Letter lists each of the following Contracts (except employee benefit plans), whether written or oral, to which Parent or any of its Subsidiaries is a party to or by which it is bound as of the date of this Agreement:
                    (A) other than with respect to any partnership that is wholly-owned by Parent or any wholly-owned Subsidiary of Parent, any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture from which Parent or any of its Subsidiaries derives revenues or distributions in excess of $1,000,000 on an annual basis;
                    (B) any Contract (other than among direct or indirect wholly owned Subsidiaries of Parent) relating to Indebtedness (in any case, whether incurred, assumed, guaranteed or secured by any asset of Parent or any of its Subsidiaries) in amounts greater than $5,000,000, any material Contract relating to any interest rate, currency or commodity hedging, swaps, caps, floors and option agreements and other material derivative arrangements, and any Contract restricting the payment of dividends or the repurchase of stock or other equity;
                    (C) any Contract that limits or purports to limit the right of Parent or its Subsidiaries to engage or compete in any line of business or to compete with any person or operate in any location, in either case in any respect material to the business of Parent and its Subsidiaries, taken as a whole;
                    (D) any material Contract between Parent or any of its Subsidiaries and any director or officer of Parent or any 5% shareholder, other than

Contracts relating to employment, bonus, profit sharing, thrift, compensation, termination or severance;
                    (E) any Contract providing for indemnification by Parent or any of its Subsidiaries of any Person, except for any such Contract that is (1) not material to Parent and its Subsidiaries, taken as a whole, or (2) entered into in the ordinary course of business;
                    (F) any Contract that contains a put, call or similar right pursuant to which Parent or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $250,000;
                    (G) any Contract containing a material restriction on Parent’s ability to use data concerning Parent’s customers, as such data is currently being used;
                    (H) any Contract regarding any acquisition of assets or a business by Parent or any of its Subsidiaries to which there may be any future obligation on the part of Parent or any of its Subsidiaries to make additional payments in excess of $5,000,000, including by means of an earn-out or similar contingent payment mechanism; or
                    (I) any Contract regarding any disposition of assets or a business by Parent or any of its Subsidiaries to which there may be any future obligation on the part of Parent to make additional payments or as to which there is any continuing liability of Parent or any of its Subsidiaries, if such additional payments or continuing liability is reasonably expected to be in excess of $5,000,000.
The Contracts described in clauses (A) – (I), together with all exhibits and schedules to such Contracts, are referred to herein as the “Parent Material Contracts.”
               (ii) No Parent Material Contract has been secured in violation of the Foreign Corrupt Practices Act of 1977.
               (iii) Parent has made available to the Company a copy of each Parent Material Contract, except those publicly filed with the SEC in full without redaction (including all exhibits and schedules thereto) as an exhibit to the Parent Reports prior to the date hereof and except as otherwise required by any provision of any such Contract pertaining to confidentiality. Each such Contract is a valid and binding agreement of Parent or one of its Subsidiaries, as the case may be, and is in full force and effect, except where the failure to be in full force and effect would not individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any other party thereto is in default or breach under the terms of any such Parent Material Contract except for such instances of default or breach that would not be reasonably likely to result in a Parent Material Adverse Effect, and no written notice to terminate, in whole or in part, has been served.

               (iv) With respect to each Governmental Contract, except as would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect: (A) all representations and certifications executed, acknowledged or set forth in or pertaining to such Governmental Contract were complete and correct as of their effective date, and Parent and each of its Subsidiaries have complied in all material respects with all such representations and certifications; (B) neither the United States government nor any prime contractor, subcontractor or other Person has notified Parent or any of its Subsidiaries within the last 12 months that Parent or any such Subsidiary has breached or violated any material certification, representation, clause, provision or requirement, pertaining to such Governmental Contract; and (C) no termination for convenience, termination for default, cure notice or show cause notice is in effect as of the date hereof pertaining to any Governmental Contract. Except as would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect, (x) to the Knowledge of Parent, neither Parent nor any of its Subsidiaries nor any of their respective personnel is or has been under administrative, civil, or criminal investigation, or indictment or audit by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Governmental Contract; (y) neither Parent nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to the United States government with respect to any alleged irregularity, misstatement or omission arising under or relating to a Governmental Contract in the last 12 months; and (z) neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any of their respective personnel has been suspended or debarred from doing business with the United States government or is, or at any time has been, the subject of a finding of non-responsibility or ineligibility for United States government contracting.
          (k) Real Property; Assets. Parent and each of its Subsidiaries has good and valid title to or valid leasehold or sublease interests or other comparable contract rights in or relating to all of its properties and assets necessary for the conduct of its business as currently conducted, free and clear of all Liens, except for (A) Liens of Taxes not yet due and payable, (B) Liens disclosed in the Parent Reports, and (C) Liens and imperfections in title that individually or in the aggregate have not materially interfered with, and would not reasonably be expected to materially interfere with, its ability to conduct its business as currently conducted.
          (l) Tax Matters. As of the date of this Agreement, neither Parent nor any of its Affiliates has taken or agreed to take any action, nor do the executive officers of Parent have any knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
          (m) Taxes.
               (i) Parent and each of its Subsidiaries (A) have duly and timely filed or caused to be filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (B) have withheld and paid all Taxes that are required to be paid or that Parent or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith or where such failure to withhold or pay would not have a Parent Material Adverse Effect; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
               (ii) There are not any pending or, to the Knowledge of Parent, threatened audits, examinations, investigations or other proceedings with respect to Parent’s nor any of its Subsidiaries’ Tax Returns.
               (iii) There are not, to the Knowledge of Parent, any unresolved questions or claims concerning Parent’s or any of its Subsidiaries’ Tax liability that are, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect.
               (iv) Parent has made available to the Company true and complete copies of all United States federal income Tax Returns filed by any of Parent and its Subsidiaries for each of the fiscal years ended December 31, 2005, 2004, 2003, and 2002 (with respect to a Subsidiary of Parent, solely with respect to the period from and after the acquisition of such Subsidiary by Parent (or a Subsidiary of Parent)).
               (v) Neither Parent nor any of its Subsidiaries has participated in any “reportable transactions” within the meaning of Section 1.6011-4 of the Treasury Regulations nor has Parent or any of its Subsidiaries been a “material advisor” to any such transactions within the meaning of Section 6111 of the Code.
               (vi) Neither Parent nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement other than any agreement, contract or other arrangement between Parent and its Subsidiaries.
               (vii) Neither Parent nor any of its Subsidiaries has distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
               (viii) The unpaid Taxes of Parent and its Subsidiaries do not exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) reflected on the balance sheet of Parent and its Subsidiaries as of the date of this Agreement.
               (ix) Except as may be required as a result of the Merger, Parent and its Subsidiaries have not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing.
          (n) Intellectual Property.
               (i) Section 5.2(n)(i) of the Parent Disclosure Letter sets forth a complete and correct list of all issued patents, pending patent applications, registered trademarks and pending applications therefor owned by Parent or any of its Subsidiaries as of the date of this Agreement (the “Registered Parent IP” and, together with all material Intellectual Property owned by Parent or any of its Subsidiaries as of the date of this Agreement other than Registered Parent IP, the “Parent Owned IP”).
               (ii) (A) To the Knowledge of Parent, Parent and each of its Subsidiaries owns, or is licensed or otherwise has the right to use (in each case, free and clear of any Liens, other than Liens that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect) all Intellectual Property necessary for or material to the conduct of its business as currently conducted.
                    (B) To the Knowledge of Parent, all registrations pertaining to Registered Parent IP are valid and subsisting, in full force and effect in all material respects, and have not been canceled, expired or abandoned.
                    (C) To the Knowledge of Parent, none of Parent or any of its Subsidiaries or any of its or their current products or services has infringed upon or otherwise violated, or is infringing upon or otherwise violating, in any material respect the Intellectual Property rights of any third party.
                    (D) There is no Action pending or, to the Knowledge of Parent, threatened with respect to, and Parent has not been notified in writing of, any possible infringement or other violation in any material respect by Parent or any of its Subsidiaries or any of its or their products or services of the Intellectual Property rights of any third party.
                    (E) To the Knowledge of Parent, no person or any product or service of any person is infringing upon or otherwise violating in any material respect any Parent Owned IP. No licensor of any Parent Licensed IP has notified Parent or any of its Subsidiaries in writing that any person or any product or service of any person is infringing upon or otherwise violating in any material respect any Parent Licensed IP.
                    (F) All Parent IP that is confidential or proprietary and necessary for the use of the products or services of Parent and its Subsidiaries is maintained in confidence in accordance with commercially reasonable protection procedures designed to protect rights of like importance. Each of the current members of management or key personnel of Parent or any of its Subsidiaries, including all current employees, agents, consultants and independent contractors who have contributed to or participated in the conception and development of material Registered Parent IP (all such persons, the “Parent IP Contributing Parties”) is under an obligation to assign or transfer, and to the Knowledge of Parent, has assigned or otherwise transferred to Parent or any of its Subsidiaries all ownership and other rights of any nature whatsoever (to the extent permitted by Law) of such Parent IP Contributing Party in such Registered Parent IP, and none of Parent IP Contributing Parties have asserted or threatened in writing a claim against Parent or any of its Subsidiaries in connection with the involvement of such Parent IP Contributing Party in the conception and development of any such Registered Parent IP. To the Knowledge of Parent, none of the current employees of Parent or any of its Subsidiaries has any patents issued or applications pending for any device, process, design or invention necessary for the use of its or their products or services by Parent or any of its Subsidiaries in furtherance of their business as currently conducted, which patents or applications have not been assigned to Parent or any of its Subsidiaries.
                    (G) The execution and delivery of this Agreement, the consummation of the Merger and the compliance with the provisions of this Agreement do not and will not (y) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration of any Parent Material Contract pursuant to which Parent or any of its Subsidiaries is a licensor or licensee of Intellectual Property necessary for the use of its or their products or services, or (z) result in the loss of, or encumbrance of, any such Intellectual Property.
                    (H) To the Knowledge of Parent, none of the source code or other material trade secrets of Parent or any of its Subsidiaries necessary for the use of its or their products or services has been published or disclosed by Parent or any of its Subsidiaries, except pursuant to source code or licenses or contracts requiring such other person to keep such trade secrets confidential.
                    (I) Parent and each of its Subsidiaries have (y) created and stored backup copies of all their material computer programs and software (including source code) necessary for the use of its or their products or services, and (z) taken reasonable steps for physical protection of such material computer programs and software.
               (iii) For purposes of this Agreement, the following terms have the following meanings: (A) “Parent Licensed IP” means any Intellectual Property licensed to Parent or any of its Subsidiaries; and (B) “Parent IP” means Parent Owned IP and Parent Licensed IP.
          (o) Security; Privacy Policies; Data Use.
               (i) There are no pending or, to Parent’s Knowledge, threatened Actions against Parent or any Subsidiary by any person or entity alleging a violation of such person’s or entity’s privacy, personal or confidentiality rights, except for such Actions that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. To the Knowledge of Parent, no investigation relating to the privacy or data security practices of Parent or any Subsidiary is being conducted by any Governmental Entity.
               (ii) Parent and each of its Subsidiaries has implemented and maintains a security plan which, to Parent’s Knowledge, is commercially reasonable and which complies with all applicable Law and is designed to (A) identify internal and external risks to the security of the confidential information included in the Parent IP (the “Parent Confidential Information”), including personally identifiable information maintained by

Parent or any Subsidiary of Parent; (B) implement, monitor and provide adequate and effective administrative, electronic and physical safeguards to control those risks; and (C) maintain notification procedures in compliance with applicable Laws in the case of any breach of security compromising personally identifiable information. To Parent’s Knowledge, neither Parent nor any Subsidiary of Parent has experienced any material breach of security or otherwise unauthorized access by third parties or Parent’s and its Subsidiaries’ employees, consultants or contractors, to the Parent Confidential Information, including personally identifiable information in Parent’s possession, custody or control. Parent has made available to the Company copies of all current security policies and all audits of the security practices of Parent and its Subsidiaries commissioned by Parent since January 1, 2005.
               (iii) Parent and each of its Subsidiaries is and has been in compliance with all applicable Laws with respect to protection of personally identifiable information of individuals and consumers, except for such non-compliance that individually or in the aggregate has not had, and would not reasonably be likely to have, a Parent Material Adverse Effect. To Parent’s Knowledge, Parent and each of its Subsidiaries is and has been in compliance with all applicable Laws related to information security as well as the transfer, exchange, disclosure, sharing, use or storage of customer information, including the transfer of personally identifiable information across national borders, except where such non-compliance, individually or in the aggregate, would not reasonably be likely to have a Parent Material Adverse Effect.
               (iv) Parent and each of its Subsidiaries is and has been in compliance with all applicable Laws with respect to any requirement that it have data privacy policies or data security policies in effect, including relating to data loss, theft and breach notification policies, except where such non-compliance, individually or in the aggregate, would not reasonably be likely to have a Parent Material Adverse Effect.
               (v) A copy of the Privacy Statements of Parent and its Subsidiaries regarding the collection and use of personally identifiable information have been delivered to the Company. Neither Parent nor any of its Subsidiaries has collected, received or used any personally identifiable information in violation of an applicable Privacy Statement, except for such violations which, individually or in the aggregate, would not reasonably be likely to have a Parent Material Adverse Effect. Parent and each of its Subsidiaries has security measures and safeguards in place which, to Parent’s Knowledge, are commercially reasonable and which are designed to protect the personally identifiable information from access, download or use by its personnel or third parties in a manner violative of applicable Laws or the applicable Privacy Statement.
               (vi) Neither Parent nor any of its Subsidiaries has collected any personally identifiable information from any third parties that such party did not knowingly disclose, except as permitted by applicable Laws and except where such collection would not reasonably be likely to have a Parent Material Adverse Effect.
               (vii) To Parent’s Knowledge, there are no contractual or legal constraints to which Parent and/or its Subsidiaries is a party or subject that, immediately after the Merger, would prevent Parent from obtaining, using or disclosing personally identifiable information to the same extent that Parent and/or any of its Subsidiaries had the right to obtain, use or disclose personally identifiable information immediately prior to such transaction.
               (viii) Parent and each of its Subsidiaries has in effect Privacy Statements for relevant affiliate, supplier or other third party agreements involving the collection, use, storage and processing of personally identifiable information controlled by Parent or its Subsidiaries, as the case may be.
               (ix) To Parent’s Knowledge, neither Parent nor any of its Subsidiaries uses or discloses to third parties any personally identifiable information of its customers or its customers’ customers except as permitted by applicable Laws and Privacy Statements.
               (x) All data present in the databases and compilations of information used in the business of Parent and its Subsidiaries have been collected and maintained in compliance with applicable Privacy Statements and other Contracts, except where such noncompliance, individually or in the aggregate, would not reasonably be likely to have a Parent Material Adverse Effect. The use of such data in the conduct of the business of Parent and its Subsidiaries, as currently conducted and as proposed by Parent to be conducted, does not violate in any material respect any applicable Privacy Statement or other Contract, except for violations that, individually or in the aggregate, would not reasonably be likely to have a Parent Material Adverse Effect.
          (p) Insurance. Parent has made available to the Company prior to the date of this Agreement true, correct and complete copies of Parent’s director and officer and error and omissions insurance policies and all other material policies of insurance to which Parent or any of its Subsidiaries or any of their officers, directors or employees is a beneficiary or named insured. Parent and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Parent or its Subsidiaries (taking into account the cost and availability of such insurance).
          (q) No Ownership of Company Shares. As of the date hereof and without taking into account the transactions contemplated hereby, neither Parent nor any of its Subsidiaries beneficially owns any Company Shares, and neither Parent nor any of its Subsidiaries is, or has within the last five years been deemed to be, an “interested shareholder” or an “affiliate or associate of an interested shareholder” of the Company for purposes of Section 351.459 of the MGBCL.
          (r) Financing. Parent and Merger Sub have, and will have as of the Closing, sufficient funds available to them to make the deposit into the Exchange Fund required by Section 4.3(b) and pay any expenses required to be incurred by Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Parent and Merger Sub’s ability to consummate the transactions contemplated by this Agreement is not contingent on raising any equity capital, obtaining new financing therefor, consent of any lender or any other matter relating to funding payments under this Agreement.

          (s) Brokers and Finders. Neither Parent nor any of Parent’s officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement except that Parent has employed Bear Stearns as its financial advisor, the arrangements with which have been disclosed to the Company prior to the date of this Agreement.
          (t) No Other Representations and Warranties. Except for the representations and warranties of Parent and Merger Sub contained in this Agreement, neither Parent nor Merger Sub is making or has made, and no other Person is making or has made on behalf of Parent or Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, and no Person is authorized to make any such representations and warranties on behalf of Parent or Merger Sub.
ARTICLE VI
COVENANTS
     6.1. Interim Operations.
          (a) The Company covenants and agrees as to itself and its Subsidiaries that from and after the date of this Agreement and prior to the Effective Time the business of the Company and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, the Company and its Subsidiaries shall use their commercially reasonable efforts to preserve their respective business organizations intact and to maintain their existing relations and goodwill with customers, suppliers, regulators, distributors, creditors, lessors, employees and business associates (unless Parent shall otherwise approve in writing (which approval will not be unreasonably withheld or delayed)), except as otherwise expressly contemplated by this Agreement or disclosed in Section 6.1(a) of the Company Disclosure Letter, except as required by applicable Law and except that this sentence shall not prohibit actions or omissions that would be prohibited by clauses (i) through (xv) of the following sentence but are not so prohibited because they are within the applicable exceptions and permissions of such clauses or are approved by Parent in writing as provided therein. In addition, the Company covenants and agrees as to itself and its Subsidiaries that, from and after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing (which approval will not be unreasonably withheld or delayed)), except as otherwise expressly contemplated by this Agreement or disclosed in Section 6.1(a) of the Company Disclosure Letter, and except as required by applicable Law:
               (i) the Company shall not (A) amend its articles of incorporation or bylaws; (B) split, combine, subdivide or reclassify its outstanding shares of capital stock; (C) declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock other than regular quarterly cash dividends on the Company Shares approved by the Company’s board of directors and in an amount which is consistent with past practice; or (D) purchase, repurchase, redeem or otherwise acquire or permit any of the Company’s Subsidiaries to purchase or otherwise acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or securities convertible into or exchangeable or exercisable for any shares of such capital stock;
               (ii) neither the Company nor any of its Subsidiaries shall merge or consolidate with any other Person, except for any such transactions among wholly-owned Subsidiaries of the Company (or the Company and its wholly-owned Subsidiaries), or adopt a plan of liquidation, dissolution, restructuring, recapitalization or other reorganization;
               (iii) neither the Company nor any of its Subsidiaries shall take any action that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
               (iv) neither the Company nor any of its Subsidiaries shall terminate, establish, adopt, enter into, make any new grants or awards of stock-based compensation or other benefits under, amend or otherwise modify, any Company Compensation and Benefit Plans or increase the salary, wage, bonus or other compensation of any directors, officers or key employees except (A) in the normal and usual course of business (which shall include normal periodic performance reviews and related Company Compensation and Benefit Plan increases and the provision of individual Company Compensation and Benefit Plans consistent with past practice for directors, officers and employees and the adoption of Company Compensation and Benefit Plans for employees of new Subsidiaries in amounts and on terms consistent with past practice); provided that in no event shall the Company (w) institute a broad based change in compensation, (x) increase or institute any new employment agreement, severance, retention, or similar benefits, (y) increase or institute any transaction or deal bonus with respect to the Merger which could result in payments upon the Merger, or (z) make grants or awards of Company Options, Company Restricted Stock or Company Awards, unless such grants or awards are consistent with past practice, approved in advance by Parent (such approval not to be unreasonably withheld or delayed), made subject to the condition, in the case of grants or awards of Company Restricted Stock, that the proposed recipient provide the Company with an irrevocable Election and agreement to receive only Stock Consideration (and the right, if any, to receive cash in lieu of fractional shares pursuant to Section 4.3(h)) in the Merger, and contain a 5-year vesting schedule that will not accelerate as a result of the Merger, (B) for actions necessary to satisfy existing contractual obligations under Company Compensation and Benefit Plans existing as of the date of this Agreement, or (C) to comply with Section 409A of the Code;
               (v) neither the Company nor any of its Subsidiaries shall issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, or otherwise incur any Indebtedness, except for (A) Indebtedness incurred pursuant to any agreement described in Section 5.1(j)(i)(D) of the Company Disclosure Letter in the ordinary course; (B) Indebtedness for borrowed money in replacement of existing Indebtedness for borrowed money which has matured or is being refunded, so long as such replacement Indebtedness is on customary commercial terms and does not increase the principal amount of the existing Indebtedness which it replaces, (C) Indebtedness between the Company and its wholly-owned Subsidiaries made in the ordinary course of business consistent with past practices; or (D) guarantees by the Company of Indebtedness of its wholly-owned Subsidiaries existing on the date of this Agreement or incurred in accordance with the preceding clauses (A) and (B), provided that the Company shall not permit the aggregate Indebtedness of the Company and its Subsidiaries, determined on a consolidated basis, at any time prior to the Effective Time to exceed $200,000,000 in the aggregate.
               (vi) neither the Company nor any of its Subsidiaries shall acquire any material assets or a license therefor other than in the ordinary course of business consistent with past practices, or incur, make or commit to any capital expenditures (or any obligations or liabilities in connection therewith) other than (A) pursuant to existing Contracts or (B) in the ordinary course of business in an amount not to exceed $7,500,000 in the aggregate for the Company and its Subsidiaries in any period of 90 consecutive days beginning with the date of this Agreement;
               (vii) neither the Company nor any of its Subsidiaries shall transfer, lease, license, sell, mortgage, pledge, place a Lien upon or otherwise dispose of any property or assets (including capital stock of any of its Subsidiaries) with a fair market value in excess of $250,000 individually, or $1,000,000 in the aggregate, except (A) for transfers, leases, licenses, sales, mortgages, pledges, Liens, or other dispositions in the ordinary course of business consistent with past practice or (B) pursuant to existing contracts or commitments;
               (viii) neither the Company nor any of its Subsidiaries shall issue, deliver, pledge, sell, or otherwise encumber shares of its capital stock or any securities convertible into, or any rights, warrants or options to acquire, any such shares except, any Company Shares issued pursuant to Company Options and Company Awards outstanding on the date of this Agreement under the Company Stock Plans, awards of Company Options, Company Restricted Stock or Company Awards granted hereafter under the Company Stock Plans in accordance with and subject to the limits of Section 6.1(a)(iv) and Company Shares issuable pursuant to such Company Options and Company Awards;
               (ix) neither the Company nor any of its Subsidiaries shall acquire any business, corporation, partnership, limited liability company, joint venture, association or other entity or division thereof, whether by merger, consolidation, purchase of shares, property or assets or otherwise;
               (x) neither the Company nor any of its Subsidiaries shall make any material change with respect to accounting policies or procedures, except as required by changes in GAAP or by Law;
               (xi) except as required by Law, neither the Company nor any of its Subsidiaries shall (A) make any material Tax election or take any material position on any material Tax Return filed on or after the date of this Agreement or adopt any material method therefor that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods or (B) settle or resolve any material Tax controversy;
               (xii) neither the Company nor any of its Subsidiaries shall enter into any line of business other than the current lines of business of the Company or any of its Subsidiaries;

               (xiii) neither the Company nor any of its Subsidiaries shall (A) other than in the ordinary course of business consistent with past practice with respect to clauses (x) and (z) hereof, enter into any non-competition Contract or other Contract that (x) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Affiliates) may engage or the manner or locations in which any of them may so engage in any business, (y) would reasonably be likely to require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Affiliates, or (z) would require the Company or its Subsidiaries to deal exclusively with a Person or related group of Persons, (B) enter into any Contract that would be considered a Company Material Contract hereunder if in effect on the date of this Agreement except in the ordinary course consistent with past practices or (C) terminate, amend, or modify in any material respect any such Contract or any Company Material Contract or waive any material right thereunder; provided, however, that neither the Company nor any of its Subsidiaries shall be deemed in breach of this Section 6.1(a) in the event that the Company or any such Subsidiary shall amend or cause to be amended any employment or similar agreement to which the Company or any of its Subsidiaries is a party as of the date hereof solely for the purpose of causing such agreement to be in compliance with Section 409A of the Code (in a manner which is designed to avoid adverse tax consequences to the employee or service provider who is party to such agreement without increasing the cost to the Company or any of its Subsidiaries);
               (xiv) without limiting Section 6.17(a) hereof, neither the Company nor any of its Subsidiaries shall settle or offer to settle any Action on terms which would be reasonably likely to have a Company Material Adverse Effect; and
               (xv) neither the Company nor any of its Subsidiaries shall authorize or enter into any agreement to do any of the foregoing.
          (b) Parent covenants and agrees as to itself and its Subsidiaries that from and after the date of this Agreement and prior to the Effective Time the business of Parent and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, Parent and its Subsidiaries shall use their commercially reasonable efforts to preserve their respective business organizations intact and to maintain their existing relations and goodwill with customers, suppliers, regulators, distributors, creditors, lessors, employees and business associates (unless the Company shall otherwise approve in writing (which approval will not be unreasonably withheld or delayed)), except as otherwise expressly contemplated by this Agreement or disclosed in Section 6.1(b) of the Parent Disclosure Letter, except as required by applicable Law and except that this sentence shall not prohibit actions or omissions that would be prohibited by clauses (i) through (vii) of the following sentence but are not so prohibited because they are within the applicable exceptions and permissions of such clauses or are approved by the Company in writing as provided therein. In addition, Parent covenants and agrees as to itself and its Subsidiaries that, from and after the date of this Agreement and prior to the Effective Time (unless the Company shall otherwise approve in writing (which approval will not be unreasonably withheld or delayed)), except as otherwise expressly contemplated by this Agreement or disclosed in Section 6.1(b) of the Parent Disclosure Letter and except as required by applicable Law:

               (i) Parent shall not (A) amend its articles of incorporation or bylaws in any manner adverse to the Company or its shareholders; (B) split, combine, subdivide or reclassify its outstanding shares of capital stock, or pay any dividend or distribution thereon in Parent stock, unless appropriate adjustment is made to the Merger Consideration pursuant to Section 4.5; or (C) declare, set aside or pay any dividend or distribution payable in cash or property in respect of any capital stock other than regular quarterly cash dividends on the Parent Common Stock or in connection with any stock repurchase program or plan approved by Parent’s board of directors (provided that repurchases prior to the Effective Time under such programs and plans on a daily basis shall not exceed in the aggregate 25% of the average daily trading volume of Parent’s shares (such daily limitation on repurchases to be calculated in accordance with and in the manner of calculation of the daily volume limits applicable under Rule 10b-18 under the Exchange Act));
               (ii) neither Parent nor any of its Subsidiaries shall merge or consolidate with any other Person except for any such transactions among wholly-owned Subsidiaries of Parent (or Parent and its wholly-owned Subsidiaries) and except for acquisition transactions consummated via subsidiary merger, and except that Parent may merge or consolidate with another Person subject to (A) compliance with Section 6.1(b)(iii) and (B) the condition that if consummation of such merger or consolidation would require the approval of the shareholders of Parent and if the record date for such approval is prior to the Effective Time, Parent shall, prior to the completion of such merger or consolidation and in addition to any other approval requirements of applicable Law, have obtained the approval of any such merger or consolidation by a vote of the majority of the votes cast for or against such merger or consolidation by shares of Parent Common Stock and Company Shares, with each Company Share having a number of votes equal to the Exchange Ratio for purposes of this vote, nor shall Parent adopt a plan of liquidation or dissolution;
               (iii) neither Parent nor any of its Subsidiaries shall merge, consolidate or acquire any stock or assets or a license therefor if consummation of such merger, consolidation or acquisition would reasonably be likely to prevent, impair or materially delay the ability of Parent to consummate the Merger by the Termination Date;
               (iv) neither Parent nor any of its Subsidiaries shall take any action that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
               (v) neither Parent nor any of its Subsidiaries shall incur any Indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Parent or any of its Subsidiaries, except for (A) Indebtedness not in excess of $1,500,000,000 in the aggregate for Parent and its Subsidiaries; (B) Indebtedness for borrowed money in replacement of existing Indebtedness for borrowed money which has matured or is being refunded, so long as such replacement Indebtedness is on customary commercial terms and does not increase the principal amount of the existing Indebtedness which it replaces, (C) Indebtedness between the Company and its wholly owned Subsidiaries made in the ordinary course of business consistent with past practices; or (D) Indebtedness incurred to fund performance of Contracts identified in Section 5.2(j)(i) of the Parent Disclosure Letter; or (E)

guarantees by Parent of Indebtedness of its wholly owned Subsidiaries existing on the date of this Agreement or incurred in accordance with the preceding clauses (A), (B) and (D);
               (vi) neither Parent nor any of its Subsidiaries shall settle or offer to settle any Action on terms which would be reasonably likely to have a Parent Material Adverse Effect; and
               (vii) neither Parent nor any of its Subsidiaries shall authorize or enter into any agreement to do any of the foregoing (except for transactions described in clause (ii) above as being permitted).
     6.2. Acquisition Proposals.
          (a) No Solicitation or Negotiation. The Company agrees that neither it nor any of its Subsidiaries nor any of its or its Subsidiaries’ directors or officers shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ employees, investment bankers, attorneys, accountants and other agents, advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other agents, advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:
               (i) initiate, solicit, or knowingly facilitate or encourage, any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;
               (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or non-public data to any Person in connection with or in response to, or otherwise knowingly facilitate or encourage, any Acquisition Proposal;
               (iii) modify, amend, terminate, waive or release any standstill or similar agreement to which the Company or any Subsidiary is a party applicable to any Acquisition Proposal; or
               (iv) take any action to render any Takeover Statute inapplicable to an Acquisition Proposal or the transaction contemplated thereby or exempt or exclude any person from the applicability of any Takeover Statute in connection with an Acquisition Proposal.
Notwithstanding anything in the foregoing to the contrary, at any time prior to the time, but not after, this Agreement is approved by the Company’s shareholders at the Shareholders Meeting, the Company may (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the board of directors of the Company receives from the Person so requesting such information an executed confidentiality agreement on terms with respect to confidentiality of information substantially similar to those contained in the Confidentiality Agreement; or (B) engage in discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal, if (x) in each such case referred to in clause (A) or (B) above, the board of directors of the Company determines in good faith after consultation with outside legal counsel that the failure to take such action is inconsistent with its fiduciary duties under applicable Law; and (y) in each such case referred to in clause (A) or (B), if the board of directors of the Company has determined in good faith based on all the information then available and after consultation with the Company’s financial advisors and legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal. In the event that the Company shall enter into any such confidentiality agreement containing a standstill provision which is applicable for a period which is shorter than the period of the standstill applicable to Parent (or in the event such confidentiality agreement shall contain no standstill provision), the period of the standstill applicable to Parent shall automatically be reduced to the period of the standstill applicable to such Person (or be eliminated in the event such confidentiality agreement shall contain no standstill provision).
          (b) Definitions. For purposes of this Agreement:
               “Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries whose assets individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company or (ii) any proposal or offer to acquire in any manner, directly or indirectly, 20% or more of any class of the Company’s equity securities or those of any of its Subsidiaries whose assets individually or in the aggregate constitute more than 20% of the consolidated assets of the Company or of the Company’s consolidated assets (including equity securities of its Subsidiaries); provided that in no event shall the Merger or any proposal or offer made by or on behalf of Parent pursuant to Section 6.2(c)(ii) hereof be deemed to constitute an “Acquisition Proposal.”
               “Superior Proposal” means an unsolicited bona fide Acquisition Proposal involving more than 50% of the consolidated assets of the Company or more than 50% of the total voting power of the equity securities of the Company that the Company’s board of directors has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account any written revisions to the terms of the transaction contemplated by this Agreement agreed to by Parent pursuant to Section 6.2(c)).
          (c) No Change in Recommendation. The board of directors of the Company, and each committee thereof shall not:
               (i) (A) except as expressly permitted by this Section 6.2, withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation, or approve or recommend to the Company’s shareholders any Acquisition Proposal; or
                    (B) cause or permit the Company to enter into any letter of intent, memorandum of understanding, indication of interest, agreement in principle,

acquisition agreement, merger agreement, joint venture agreement, option agreement or similar document or Contract (other than a confidentiality agreement referred to in Section 6.2(a) entered into in the circumstances referred to in Section 6.2(a)) relating to any Acquisition Proposal.
               (ii) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the time, but not after, this Agreement is approved by the Company’s shareholders at the Shareholders Meeting, the Company’s board of directors may withhold, withdraw, qualify or modify the Company Recommendation in a manner adverse to Parent, or approve, recommend or otherwise declare advisable any Superior Proposal made after the date hereof and not solicited, encouraged or initiated in breach of this Agreement, if, subject to compliance with this Section 6.2, the Company’s board of directors determines in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable Law in connection with a Superior Proposal (a “Company Change of Recommendation”); provided, however, that no Company Change of Recommendation may be made until after at least three Business Days following Parent’s receipt of written notice from the Company advising that the Company’s board of directors intends to take such action and the basis therefor. The Company agrees (A) that during the three-Business Day period prior to its taking any action referred to in this Section 6.2(c)(ii), the Company and its Representatives shall, if requested by Parent, negotiate in good faith with Parent and its Representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent and (B) the Company may take any such action with respect to an Acquisition Proposal that was a Superior Proposal only if such Acquisition Proposal continues to be a Superior Proposal in light of any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent and any other information provided by Parent.
          (d) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under U.S. federal or state law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders); provided, that such disclosure is consistent with this Section 6.2, provided, further, that such obligations will in no way eliminate or modify the effect that any action pursuant to such disclosure would otherwise have under this Agreement.
          (e) Existing Discussions. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.2. The Company also agrees that it will promptly request any Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring it or any of its Subsidiaries or making an Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

          (f) Notice. The board of directors of the Company shall not take any of the actions referred to in clauses (A) or (B) of Section 6.2 (a) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. The Company agrees that it will promptly (and, in any event, within 36 hours) notify Parent if any Acquisition Proposals or inquiries, proposals or information requests relating to the Company or any of its Subsidiaries that a Person acting in good faith would reasonably believe is seeking to make an Acquisition Proposal are received by it or any of its Representatives indicating, in connection with such notice, the name of such Person and all material terms and conditions of any proposals or offers and thereafter shall keep Parent reasonably informed, on a current basis, of the status and terms of any such proposals or offers (including all material terms and conditions of any material amendments thereto). The Company also agrees to provide any information to Parent (to the extent that such information has not been previously provided or made available to Parent) that it is providing to another Person pursuant to this Section 6.2 promptly following the time it provides such information to such other Person.
     6.3. Proxy Statement and Registration Statement; Information Supplied.
          (a) The Company and Parent shall cooperate in preparing and the Company shall cause to be filed with the SEC, as promptly as practicable after the execution of this Agreement, a proxy statement in preliminary form (together with any amendments or supplements thereto, the “Proxy Statement”) to be sent to the shareholders of the Company in connection with the Shareholders Meeting, and Parent shall promptly prepare and file with the SEC, as promptly as practicable, a Registration Statement on Form S-4, in which the Proxy Statement will be included as a prospectus, pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (including the Proxy Statement, the “S-4 Registration Statement”). Parent and the Company each shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and to keep the S-4 Registration Statement effective as long as is necessary to consummate the Merger. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its shareholders as promptly as practicable after (i) the S-4 Registration Statement becomes effective and (ii) the Company has determined the date of the Shareholders Meeting in accordance with this Agreement. The parties shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Proxy Statement and the S-4 Registration Statement and advise one another of any oral comments received from the SEC. The Company and Parent shall also use reasonable best efforts to satisfy prior to the effective date of the S-4 Registration Statement all necessary state securities law or “blue sky” notice requirements in connection with the Merger and, subject to Section 6.2, to consummate the other transactions contemplated by this Agreement and will pay all expenses incident thereto. The Company will cause the Proxy Statement, and Parent will cause the S-4 Registration Statement, to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. Each party will advise the other, promptly after it receives notice thereof, of the time when the S-4 Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the S-4 Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. No amendment or supplement to the Proxy Statement or the S-4 Registration Statement shall be filed without the approval of both parties hereto, which approval shall not be unreasonably withheld or delayed.
          (b) The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement is filed, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (c) Notwithstanding the foregoing, (i) no representation or covenant is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporated by reference in the Proxy Statement or the S-4 Registration Statement and (ii) no representation or covenant is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporated by reference in the Proxy Statement or the S-4 Registration Statement.
          (d) If at any time prior to the Effective Time there shall occur (i) any event with respect to the Company or any of its Subsidiaries, or with respect to other information supplied by the Company for inclusion or incorporated by reference in the Proxy Statement or the S-4 Registration Statement or (ii) any event with respect to Parent or any of its Subsidiaries, or with respect to other information supplied by Parent for inclusion or incorporated by reference in the Proxy Statement or the S-4 Registration Statement, in any case which event is required to be described in an amendment of, or a supplement to, the Proxy Statement or S-4 Registration Statement, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in promptly filing with the SEC or its staff and, as required by law, disseminating to shareholders of the Company such amendment or supplement.
     6.4. Shareholders Meeting.
          (a) The Company will take, in accordance with applicable Law and its articles of incorporation and bylaws, all action necessary to convene and hold a meeting of holders of Company Shares to consider and vote upon the approval of this Agreement (the “Shareholders Meeting”) as promptly as reasonably practicable after the S-4 Registration Statement is declared effective and in any event will use its reasonable best efforts to convene the Shareholders Meeting not later than 90 days after the date of this Agreement (or, if later, not more than 30 days after the date the S-4 Registration Statement is declared effective).

Subject to the provisions of Section 6.2 hereof, the Company’s board of directors shall recommend in the Proxy Statement and at any other time to the extent necessary to comply with applicable Law that the holders of Company Shares approve this Agreement and shall take all reasonable lawful action to solicit the Company Requisite Vote.
          (b) Notwithstanding any Company Change of Recommendation, unless this Agreement is validly terminated in accordance with its terms pursuant to Article VIII, the Company shall nonetheless submit this Agreement to the holders of Company Shares for approval at the Shareholders Meeting.
          (c) If requested by Parent, the Company shall promptly take all actions necessary to permit Parent to solicit holders of the Company Shares to approve a transaction contemplated by Section 6.1(b)(ii)(B) as promptly as practicable after such request, including by making available to Parent all information necessary to solicit the vote of shareholders of the Company in connection with such proposal.
     6.5. Filings; Other Actions; Notification.
          (a) The Company shall use reasonable best efforts to cause to be delivered to Parent and its directors a letter of its independent auditors, dated (i) the date on which the S-4 Registration Statement shall become effective and (ii) the Closing Date, and addressed to Parent and its directors, in form and substance customary for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.
     (b) Parent and the Company shall, subject to Section 6.2, cooperate with each other and use, and shall cause their respective Subsidiaries to use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable, including:
               (i) preparing and filing, as promptly as reasonably practicable, all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement;
               (ii) making, as promptly as practicable, and in any event within 10 Business Days following the date of this Agreement, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement;
               (iii) defending, in oral and written communications with appropriate Governmental Entities or private third parties, the merits and competitive efficiencies of the Merger and the other transactions contemplated by this Agreement in order to resolve any antitrust concerns, whether federal, state, foreign or private; and

               (iv) subject to first having used reasonable best efforts to negotiate a resolution of any objections underlying such lawsuits or other legal proceedings, defending, contesting and resisting any lawsuits, other legal proceedings, decisions, determinations or rulings, whether judicial or administrative, initiated by the U.S. Federal Trade Commission (“FTC”) or the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”) or any state Attorney General, challenging this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement (“Competition Challenge”), including seeking to have vacated, lifted, reversed, or overturned any statute, rule, regulation, decree, judgment, injunction, or other Order, whether temporary, preliminary, or permanent, entered by any Governmental Entity that is in effect and that prohibits, prevents, or restricts consummation of the Merger or the other transactions contemplated by this Agreement, and to have such statute, rule, regulation, decree, judgment, injunction, or other Order repealed, rescinded, or made inapplicable so as to permit consummation of the Merger and the other transactions contemplated by this Agreement;
provided, however, that nothing in this Agreement shall require, or be construed to require, Parent to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise hold separate or encumber, before or after the Effective Time (except pursuant to the Merger), any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by Parent, the Company or the Surviving Corporation of any of their assets, licenses, operations, rights, product lines, businesses or interest therein or to consent to any agreement to take any of the foregoing actions) or to agree to any material changes (including through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation. Nothing contained in this Agreement shall require the Company, in connection with any resolution, settlement or defense of a Competition Challenge, to agree to or effect any divestiture, hold separate any business or take any other action that is not conditioned on the consummation of the Merger and the transactions contemplated hereby or that would cause a Parent Material Adverse Effect. The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act, and will not extend any waiting period under the HSR Act or any other antitrust or competition Law or enter into any agreement with any Governmental Entity not to consummate the Merger or the other transactions contemplated by this Agreement, except with the prior written consent of the other party hereto. Subject to applicable Laws relating to the exchange of information, Parent, with the advice and participation of the Company, shall have the right to direct all matters pertaining to the Merger with any Governmental Entity consistent with its obligations hereunder; provided that Parent and the Company and their respective outside antitrust counsel shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, any proposed substantive written communication with any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the S-4 Registration Statement and the Proxy Statement). Parent and the Company will provide counsel for the other party with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors)

with any Governmental Entity and any other information supplied by such party and such party’s Affiliates to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that the material may be redacted (A) as necessary to comply with contractual arrangements, (B) as necessary to address good faith legal privilege concerns, and (C) to preserve the confidentiality of any information relating to any valuation of the Company. Each of Parent and the Company will promptly inform the other party upon receipt of any material communication from the FTC, the Antitrust Division or any other Governmental Entity regarding the Merger or any other transactions contemplated by this Agreement. If Parent or the Company (or any of their respective Affiliates) receives a request for additional information or documentary material from any such Governmental Entity that is related to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response to such request. Each party agrees not to participate in any substantive meeting or discussion with any Governmental Entity in connection with the transactions contemplated by this Agreement unless, to the extent feasible, it consults with antitrust counsel to the other party in advance and, to the extent feasible, provides such antitrust counsel the opportunity to attend and to participate. To preserve claims of attorney-client privilege and attorney work product and to enable confidential exchanges of documents and information pursuant to this Section 6.5, each of the Company and Parent agree if reasonably requested to enter into a joint defense agreement on reasonable terms. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.
          (c) The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders, and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.
          (d) Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any change, fact or condition that is reasonably expected to result in a Company Material Adverse Effect or of any failure of any condition to Parent’s obligations to effect the Merger or a Parent Material Adverse Effect or of any failure of any condition to the Company’s obligations to effect the Merger, respectively.
     6.6. Access; Consultation. Upon reasonable notice, and except as may otherwise be required by applicable Law, each party hereto shall (and shall cause its Subsidiaries to) afford the Representatives of the other party hereto reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, shall (and shall cause its Subsidiaries to) furnish promptly to the other party all information concerning its or any of its Subsidiaries’ business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company or Parent hereunder; and provided further that the foregoing shall not require the Company or Parent to permit any inspection, or to disclose any information, that such party has been advised by counsel may not be provided under applicable Law or that, in the reasonable judgment of such party, would result in the disclosure of any trade secrets of third parties, result in the loss of a legal privilege with respect to a material issue or violate any of its obligations with respect to confidentiality if such party shall have used reasonable best efforts to obtain any consent of any third party to such inspection or disclosure or otherwise to make reasonable provision for the required inspection or disclosure, by entry into a joint defense agreement on reasonable terms or otherwise. All requests for information made pursuant to this Section 6.6 shall be directed to the General Counsel of the Company or Parent or such Person as may be designated by such General Counsel. All such information shall be governed by the terms of the Confidentiality Agreement.
     6.7 Affiliates. Section 6.7 of the Company Disclosure Letter contains a list of those Persons who, as of the date of this Agreement, may be deemed as of the date of the Shareholders Meeting to be affiliates of the Company for purposes of Rule 145 under the Securities Act. Prior to the date of the Shareholders Meeting, the Company shall update Section 6.7 of the Company Disclosure Letter as necessary to reflect changes from the date hereof. The Company shall provide to Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. The Company shall use its reasonable best efforts to cause each person identified on such list to deliver to Parent, not later than five business days prior to Closing, a written agreement substantially in the form attached as Exhibit A hereto.
     6.8. Stock Exchange Listing and De-listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date. The Company shall take all actions necessary to permit the Company Shares to be de-listed from the NASDAQ National Market (“NASDAQ”) and de-registered under the Exchange Act within ten days following the Effective Time.
     6.9. Publicity. The initial press release with respect to the Merger shall be a joint press release and thereafter the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange) with respect thereto, except as may be required by Law, by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service, or by the request of any Governmental Entity.

     6.10. Employee Benefits; Employee Matters.
          (a) Company Compensation and Benefit Plans. Through December 31, 2007, Parent shall continue, or shall cause the Surviving Corporation to continue, each of the Company plans set forth on Section 6.10(a)(1) of the Company Disclosure Letter (“12/31/07 Plans”). After December 31, 2007, the Parent may terminate some or all of the 12/31/07 Plans and provide benefits to employees of Surviving Corporation under Parent’s benefit plans. Through December 31, 2009, Parent shall continue, or shall cause the Surviving Corporation to continue, each of the Company plans set forth on Section 6.10(a)(2) of the Company Disclosure Letter (“12/31/09 Plans”). For those individuals (i.e., officers and directors) who prior to Closing receive at no cost the benefits set forth on Section 6.10(a)(3) of the Company Disclosure Letter (which the Company represents and warrants is an accurate list of individuals and benefit costs), Parent shall increase base pay (or, if an individual does not receive base pay, compensation) by the applicable “base pay adjustment amount” set forth on Section 6.10(a)(3) of the Company Disclosure Letter, and such individuals will no longer be provided such benefits at no cost after Closing. Nothing herein shall be deemed to be a guarantee of employment for any employee, or to restrict the right of Parent, the Surviving Corporation or any Subsidiary to terminate any employee. Further, nothing herein shall restrict the right of Parent, Surviving Corporation or any Subsidiary to amend the 12/31/07 Plans or the 12/31/09 Plans in accordance with the terms and conditions of such benefit plans; provided, however, any amendment to the 12/31/07 Plans effective prior to 12/31/07 and any amendment to the 12/31/09 Plans effective prior to 12/31/09 shall be approved by (i) the Parent’s Compensation and Benefits Committee and (ii) by the Plan Amendment Officer, if any is then serving, which approval by the Plan Amendment Officer shall not be unreasonably withheld or delayed . As used herein, “Plan Amendment Officer” means William W. Canfield for so long as he is an active employee of the Company, and if he is not an active employee of the Company, then any successor Plan Amendment Officer designated by him (or if he is deceased or disabled, designated by any previously designated and serving successor Plan Amendment Officer) from among the senior executive employees of the Company, any such designation requiring Parent’s prior written consent thereto, which will not be unreasonably withheld or delayed. No individual will be qualified to be designated as successor Plan Amendment Officer or to serve as successor Plan Amendment Officer unless (i) such individual is at all relevant times a senior executive employee of the Company and (ii) prior to such service has provided Parent with a written undertaking, in form and substance reasonably acceptable to Parent, agreeing to serve in such capacity and not to unreasonably withhold or delay any approval under this Section 6.10(a) requested by Parent or Parent’s Compensation and Benefits Committee
          (b) Company Annual Incentive Plans. Notwithstanding any provision to the contrary in the Fiscal Year 2007 Incentive Bonus Plan Policy, the requirement that an employee be actively employed on the date bonuses become payable in order to be eligible for an incentive award for that period shall be deemed satisfied so long as the employee is employed with the Company, its Subsidiaries or the Surviving Corporation on March 31, 2007 and, if bonuses have not yet been paid as of the Closing Date, as long as the employee is employed on the Closing Date. The Company, its Subsidiaries, Parent or the Surviving Corporation, as applicable, shall sponsor an incentive bonus plan and an incentive commission plan for the period commencing April 1, 2007 and ending December 31, 2008, which are generally comparable to the Fiscal Year 2007 Incentive Bonus Plan Policy and the TALX Corporation Incentive Commission Plan, respectively, with such changes as it may determine are necessary or appropriate to reflect any shorter performance period, the effect of the Merger on various performance measures, and any other changes that would be typical when reviewing and revising bonus plans and setting individual targets and performance criteria from year to year. For the year beginning January 1, 2009, the Company, its Subsidiaries, Parent or the Surviving Corporation, as applicable, may replace such incentive bonus plan and incentive commission plan with comparable programs with no material loss of economic value.
          (c) Company Long-Term Incentive Plan. As of the Closing Date, each participant’s benefits under the 2006-2008 Long-Term Incentive Plan for Selected Key Executives and the 2007-2009 Long-Term Incentive Plan for Selected pan Management Employees shall be paid out in a single lump sum benefit, the amount of which shall be determined in the sole and absolute discretion of the Company’s Compensation Committee taking into account the relevant performance factors as of such date relative to the performance targets established pursuant to the terms of such plan, and prorated based on the portion of the performance period completed as of the Closing Date relative to the entire performance period.
          (d) Company Deferred Compensation Plan. As of the Closing Date and through December 31, 2007, Parent shall assume, or shall cause the Surviving Corporation to continue, the TALX Corporation Nonqualified Savings and Retirement Plan with the eligibility and benefit provisions of such plan as of the date hereof (assuming such eligibility provisions continue to meet the requirements for the plan to be exempt from certain provisions of ERISA as a “top hat” plan) and in a manner consistent with the requirements of, and so as to avoid triggering tax liabilities under, Section 409A of the Code. Effective January 1, 2008, employees of the Surviving Corporation shall be eligible to participate in the Parent deferred compensation plan in accordance with the eligibility provisions of such plan.
          (e) Company Employment Agreements. As of the Closing Date, Parent shall assume, or cause the Surviving Corporation to continue to honor, all duties and obligations of the Company or its Subsidiaries under the employment agreements (subject to the employees’ obligation under such agreements) that the Company or its Subsidiaries has in effect at the Effective Time and that are specified on Section 6.10(e) of the Company Disclosure Letter (the “Continuing Employment Agreements”).
          (f) Service. At such time as Company employees cease being covered by a Company Compensation and Benefit Plan and commence participation in a corresponding Parent Compensation and Benefit Plan, all service with the Company and its ERISA Affiliates shall be counted as service with Parent and the Surviving Corporation for purposes of eligibility and vesting under such Parent Compensation and Benefit Plan other than Parent’s pension plan and retiree medical plan. With respect to Parent’s pension plan and retiree medical plan, if Company employees become eligible to participate in either or both of such plans, all service with the Company and its ERISA Affiliates shall be counted as service with Parent and the Surviving Corporation for purposes of eligibility to participate in and vesting under such plan(s), but not for purposes of benefit accrual or eligibility for any grandfathered benefit, right or feature which requires a commencement of employment or participation date prior to the Closing Date. In addition, service with the Company and its ERISA affiliates shall be counted as service with Parent and the Surviving Corporation for employment purposes, including seniority, vacation, sick leave and paid time off entitlements pursuant to any such employment policy applicable to the employee from time to time. This Section 6.10(f) is not intended to provide any duplicate benefits or to make Company employees eligible to participate in any Parent Compensation and Benefit Plan prior to the date provided by the Parent.
          (g) COBRA. Parent or the Surviving Corporation shall be responsible for any legally mandated continuation of health care coverage for the employees of the Company and its Subsidiaries and/or their dependents who have a loss of health care coverage due to a qualifying event before, at, or after the Closing Date. Section 6.10(g) of the Company’s Disclosure Letter lists for each individual who incurred a qualifying event prior to the date of this Agreement and who has elected or is still within the time period for electing continued health care coverage, the type of qualifying event, date of such qualifying event, and period for which such individual and any eligible dependents is eligible to continue health care coverage.
     6.11. Expenses. Whether or not the Merger is consummated, subject to Section 8.5 (b), all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that (a) Parent and the Company shall each bear and pay one half of the filing fee for filing the S-4 Registration Statement with the SEC, and the costs and expenses incurred in connection with the filing, printing and mailing of the Proxy Statement and the S-4 Registration Statement (other than attorneys and accountants’ fees and expenses, which shall be paid by the party incurring such expense), and (b) Parent shall pay the filing fees for the Notification and Report Forms filed with the FTC and the Antitrust Division under the HSR Act and any premerger notification and reports formed under similar applicable antitrust law of any non-United States governmental antitrust authority.
     6.12. Indemnification; Directors’ and Officers’ Insurance.
          (a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of the Company or its Subsidiaries (when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”), as incurred, in connection with any claim, action (whether threatened, pending or contemplated), suit, proceeding or investigation, whether arising before or after the Effective Time and whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or acts or omissions occurring at or prior to the Effective Time (including, for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, (i) without limitation of subclause (ii), to the same extent such individuals are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company pursuant to its articles of incorporation and bylaws and indemnification agreements, if any, with, or for the benefit of, any such individuals (and subject to the terms and conditions otherwise applicable to such existing rights to indemnification and advancement) and (ii) without regard to the limitations in subclause (i) above, to the fullest extent permitted to be provided by the Surviving Corporation under applicable Law (and Parent shall, or shall cause the Surviving Corporation to, promptly advance expenses as incurred to the fullest extent so permitted under applicable Law, provided the Person to whom expenses are advanced provides an undertaking in accordance with applicable Law to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); provided, however, that (x) Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law, and (y) with respect to any Action pending against such Indemnified Party prior to the Effective Time, or threatened against such Indemnified Party prior to the Effective Time (to the knowledge of the Indemnified Party), or with respect to which such Indemnified Party made a claim for indemnification or advancement from the Company prior to the Effective Time, the provisions of any settlement agreement, undertaking or other Contract or Order in effect prior to the Effective Time relating to such pending or threatened Action or such claim shall continue to be effective and any limitations or conditions on the entitlement to or scope of the Indemnified Party’s rights to indemnification or advancement applicable pursuant to any such Contract or Order shall continue to apply to such Indemnified Party’s rights hereunder after the Effective Time.
          (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.12, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent and the Surviving Corporation thereof, but the failure to so notify shall not relieve Parent and the Surviving Corporation of any liability they may have to such Indemnified Party except to the extent such failure materially prejudices Parent or the Surviving Corporation, as the case may be.
          (c) For a period of six years following the Effective Time, Parent shall cause the Surviving Corporation to and the Surviving Corporation shall provide a policy of officers’ and directors’ liability insurance that serves to reimburse, and covers, the Indemnified Parties and any other employees of the Company and its Subsidiaries who are covered by the Company’s officers’ and directors’ liability insurance, if any, at the Effective Time, with respect to claims against such Indemnified Parties or such employees arising from facts or events occurring prior to the Effective Time (including, for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) (“D&O Insurance”), which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Parties and any such other employees, as the coverage provided under the Company’s existing directors’ and officers’ liability insurance coverage; provided, however, that, in satisfying the foregoing obligations the Surviving Corporation shall not be required to pay an aggregate premium (on an annualized basis) for the D&O Insurance in excess of 250% of the last annual premium paid by the Company (or its Subsidiaries) prior to the date of this Agreement (all such amounts, as stated in Section 6.12(c) of the Company Disclosure Letter, the “Current Premium”); if the existing or any replacement D&O Insurance expires, is terminated or cancelled, or if the annual premium therefor is increased to an amount in excess of 250% of the Current Premium during such six year period, the Surviving Corporation will use its reasonable best efforts to obtain D&O Insurance in an amount and scope as great as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 250% of the Current Premium; and provided, further that in lieu of such coverage, Parent may substitute a prepaid “tail” policy for such coverage, which it may cause the Company to obtain prior to the Closing. Prior to the Effective Time the Company shall assist Parent as reasonably requested in determining the manner in which Parent will comply with the obligations of this Section 6.12(c), but the Company shall not modify, increase, or, except in the ordinary course consistent with past practice at the normal time for renewal, extend its D&O Insurance for any period beyond the current policy period, obtain any “tail” policy or obtain new D&O Insurance or prepay any D&O Insurance, without Parent’s prior consent.
          (d) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.12.
          (e) The rights of each Indemnified Party under this Section 6.12 shall be in addition to any rights such Indemnified Party may have under the articles of incorporation and bylaws of the Company or any of its Subsidiaries, or under Missouri Law or any other applicable Law or under any agreement of any Indemnified Party with the Company or any of its Subsidiaries.
          (f) The provisions of this Section 6.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives and shall survive the consummation of the Merger, notwithstanding any release executed by any Indemnified Party in connection with his or her departure from the Company or its Subsidiaries unless a release of the provisions of this Section is expressly provided for in such release.
     6.13. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or any of the other transactions contemplated by this Agreement, each of Parent and the Company and their respective boards of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the Merger and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on such transactions.
     6.14. Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

     6.15. Section 16(b). The board of directors of each of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt any dispositions of Company Shares (including derivative securities with respect to Company Shares) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”) or by officers, directors or employees of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Parent Insiders”). In furtherance of the foregoing, prior to the Effective Time, the board of directors of the Company, with respect to Company Insiders, and the board of directors of Parent, with respect to Parent Insiders, shall adopt resolutions in a timely manner that specify (i) the name of each such Company Insider and Parent Insider, (ii) in the case of Company Insiders, the number of Company Shares (including Company Options and Company Awards and their material terms) and, in the case of Parent Insiders, the number of shares of Parent Common Stock (including options and awards of Parent and their material terms), involved for each such individual, and (iii) that the approval is granted for purposes of exempting such actions from Section 16(b) of the Exchange Act under Rule 16b-3(e) of the Exchange Act, in the case of dispositions by Company Insiders, and under rule 16b-3(d) of the Exchange Act, in the case of acquisitions by Parent Insiders. Parent and the Company shall cooperate in good faith and provide to counsel of the other party for its review copies of such resolutions to be adopted by the respective boards of directors prior to such adoption and the parties shall provide each other with such information as shall be reasonably necessary for its respective board of directors to set forth the information required in such resolutions.
     6.16. Tax-Free Qualification.
          (a) Each of the Company and Parent shall use its reasonable best efforts to and to cause each of its respective Subsidiaries to, (i) cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) obtain the opinions of counsel referred to in Section 7.2(c) and Section 7.3(c) of this Agreement, including the execution and delivery of the tax representation letters referred to therein.
          (b) From and after the Effective Time, Parent shall not take any action that is reasonably likely to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including any action that is reasonably likely to cause the Merger to fail to satisfy the “continuity of business enterprise” requirement described in Treasury Regulation §1.368-1(d). If the opinion conditions contained in Section 7.2(c) and Section 7.3(c) of this Agreement have been satisfied, each of the Company and Parent shall report the Merger for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.
     6.17. Other Actions by the Company and Parent.
          (a) Other Actions. The Company shall give Parent the opportunity to participate in the defense or settlement of any Action brought by any shareholder of the Company against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no material such settlement shall be agreed to without Parent’s prior written consent (which consent will not be unreasonably withheld or delayed). The parties agree that, notwithstanding anything in this Agreement to the contrary, the Company shall comply with the terms and conditions set forth in Section 6.17(a) of the Company Disclosure Letter with respect to the Pending Action (as defined therein).
          (b) Parent Board of Directors. As of the Effective Time, the board of directors of Parent shall appoint William W. Canfield to a vacancy or newly-created seat on such board of directors, to serve until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of Parent and applicable Law.
          (c) TALX Charitable Foundation. Following the Effective Time, unless otherwise consented to by William W. Canfield or his appointee, Parent shall cause the Surviving Corporation to continue to contribute not less than $150,000 per calendar quarter through calendar year 2009, to the TALX Charitable Foundation in accordance with the Company’s preexisting contribution practices, the proceeds of such contributions to be used by the TALX Charitable Foundation to support St. Louis area, disadvantaged children’s programs, or for such other purposes as the TALX Charitable Foundation shall determine. For not less than two additional calendar years, Parent will consider in good faith further requests for support for charitable activities in the St. Louis area, to the extent permitted by the business performance of the Surviving Corporation.
          (d) Dividends. The Company shall coordinate with Parent the declaration, setting of record dates and payment dates of dividends on Company Shares so that holders of Company Shares do not receive dividends on both Company Shares and Parent Common Stock received in the Merger in respect of any calendar quarter or portion thereof or fail to receive a dividend on either Company Shares or Parent Common Stock received in the Merger in respect of any calendar quarter or portion thereof.
ARTICLE VII
CONDITIONS
     7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:
          (a) Shareholder Approval. This Agreement shall have been duly approved by holders of Company Shares constituting the Company Requisite Vote.
          (b) NYSE Listing. The shares of Parent Common Stock issuable to the Company shareholders pursuant to the Merger shall have been authorized for listing on the NYSE upon official notice of issuance.
          (c) Regulatory Consents. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated, (ii) all other Governmental Consents, the failure of which to make or obtain would, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse

Effect or Parent Material Adverse Effect shall have been made or obtained (such Governmental Consents, together with that described in Section 7.1(c)(i), the “Required Governmental Consents”). For purposes of this Agreement, the term “Governmental Consents” shall mean all notices, reports, and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits, clearances and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.
          (d) Orders; Litigation. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement, and there shall be no Action pending in which the FTC or the Antitrust Division seeks to restrain, enjoin or otherwise prohibit consummation of the Merger or other transactions contemplated by this Agreement.
          (e) S-4 Registration Statement. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the SEC.
          (f) Blue Sky Approvals. Parent shall have received all state securities and “blue sky” permits and approvals necessary to consummate the transactions contemplated hereby.
     7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:
          (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and the Effective Time as if made at and as of such time (except to the extent that any such representation or warranty expressly speaks as of a particular date, in which case such representation or warranty shall be true and correct as of such earlier date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be likely to have, a Company Material Adverse Effect (other than with respect to Section 5.1(b)(i), as to which this Company Material Adverse Effect exception shall not apply but which shall be true and correct in all material respects). Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to the effect that the condition set forth in this Section 7.2(a) has been satisfied.

          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.
          (c) Tax Opinion. Parent shall have received the opinion of Kilpatrick Stockton LLP, counsel to Parent, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent, Merger Sub and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code; it being understood that in rendering such opinion, such counsel shall be entitled to rely on tax representation letters delivered to it by the Company and Parent containing customary representations with respect to such matters.
          (d) Threatened Orders. Except for any Action described in Section 7.2(d) of the Company Disclosure Letter, with respect to which this Section 7.2(d) shall not apply, no Governmental Entity shall have (i) instituted (or if instituted shall have failed to withdraw) any Action or threatened to institute any Action (or if threatened, shall have failed to withdraw such threat) (A) seeking to restrain or prohibit Parent’s, Merger Sub’s or any of Parent’s other Subsidiaries’ (x) ability effectively to exercise full rights of ownership of the Company Shares following the Effective Time, or (y) ownership or operation after the Effective Time of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole, (B) seeking to compel Parent or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole or (C) that otherwise would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect or (ii) taken any action, imposed any condition, or enacted, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby any Law or Order, other than the application of the waiting period provisions of the HSR Act to the Merger, that would reasonably be likely, directly or indirectly, to result in any of the consequences referred to in subclauses (A) through (C) of clause (i) above.
          (e) Company Material Adverse Effect. After the date of this Agreement, there shall not have occurred any event, occurrence, discovery or development that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Company Material Adverse Effect and that is in existence at the Closing.
          (f) Dissenting Shares. The aggregate amount of Dissenting Shares shall be less than ten percent (10%) of the total outstanding Company Shares at the Effective Time.
     7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:
          (a) Representations and Warranties. The representations and warranties of Parent contained in this Agreement and in any certificate or other writing delivered by Parent pursuant hereto shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and the Effective Time as if made at and as of such time (except to the extent that any such representation or warranty expressly speaks as of a particular date, in which case such representation or warranty shall be true and correct as of such earlier date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be likely to have, a Parent Material Adverse Effect (other than with respect to Section 5.2(b)(i), as to which this Parent Material Adverse Effect exception shall not apply but which shall be true and correct in all material respects). The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub to the effect that the condition set forth in this Section 7.3(a) has been satisfied.
          (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub to such effect.
          (c) Tax Opinion. The Company shall have received the opinion of Bryan Cave LLP, counsel to the Company, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent, Merger Sub and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code; it being understood that in rendering such opinion, such counsel shall be entitled to rely on tax representation letters delivered to it by the Company and Parent containing customary representations with respect to such matters.
          (d) Threatened Orders. Except for any Action described in Section 7.3(d) of the Parent Disclosure Letter, with respect to which this Section 7.3(d) shall not apply, no Governmental Entity shall have (i) instituted (or if instituted shall have failed to withdraw) any Action or threatened to institute any Action (or if threatened, shall have failed to withdraw such threat) (A) seeking to restrain or prohibit Parent’s, Merger Sub’s or any of Parent’s other Subsidiaries’ ownership or operation after the Effective Time of all or any material portion of the business or assets of Parent and its Subsidiaries, taken as a whole, and which would reasonably be likely to have a Parent Material Adverse Effect, (B) seeking to compel Parent or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any material portion of the business or assets of Parent and its Subsidiaries, taken as a whole, and which would reasonably be likely to have a Parent Material Adverse Effect or (C) that otherwise would reasonably be likely to have a Parent Material Adverse Effect or (ii) taken any action, imposed any condition, or enacted, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby any Law or Order, other than the application of the waiting period provisions of the HSR Act to the Merger, that would reasonably be likely, directly or indirectly, to result in any of the consequences referred to in subclauses (A) through (C) of clause (i) above.

          (e) Parent Material Adverse Effect. After the date of this Agreement, there shall not have occurred any event, occurrence, discovery or development that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Parent Material Adverse Effect and that is in existence at the Closing.
ARTICLE VIII
TERMINATION
     8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by shareholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent, by action of their respective boards of directors.
     8.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if (a) the Merger shall not have been consummated by December 31, 2007, whether such date is before or after the date of approval by the shareholders of the Company (the “Termination Date”); (b) the approval of this Agreement by the Company’s shareholders required by Section 7.1(a) shall not have occurred at the Shareholders Meeting or at any adjournment or postponement thereof; or (c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by the shareholders of the Company); provided that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement and such breach results in the failure of the Merger to be consummated by the Termination Date.
     8.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned (a) at any time prior to the Effective Time, whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a) (“Shareholder Approval”), by action of the board of directors of the Company if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to Parent or (b) at any time prior to the receipt of Shareholder Approval, by action of the board of directors of the Company if the board of directors approves a Superior Proposal in accordance with Section 6.2(c) and authorizes the Company to enter into a binding written agreement providing for such Superior Proposal and, prior to or simultaneous with such termination, the Company pays to Parent by wire transfer of same day funds the Termination Fee required to be paid pursuant to Section 8.5.
     8.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent if (a) the board of directors of the Company shall have made a Company Change in Recommendation prior to the receipt of the approval of the Company’s shareholders satisfying the condition set forth in Section 7.1(a); (b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or Section 7.2(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Parent to Company; or (c) the Company shall have willfully or intentionally breached Section 6.2 in any material respect.
     8.5. Effect of Termination and Abandonment.
          (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in this Section 8.5 and the second sentence of Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal or financial advisors or other representatives); provided, however, that no such termination shall relieve any party hereto from any liability for damages to any other party resulting from any prior willful or intentional breach of this Agreement or from any obligation to pay, if applicable, the fees and reimbursement of expenses in accordance with Section 6.11 or Section 8.5(b).
          (b) If (i) this Agreement is terminated (A) by the Company pursuant to Section 8.3(b), (B) by Parent pursuant to Section 8.4(a), (C) by Parent pursuant to Section 8.4(c), (D) by Parent or the Company pursuant to Section 8.2(a) (if a vote to obtain the Company Requisite Vote at the Shareholders Meeting has not been taken prior to such termination), or (E) by Parent or the Company pursuant to Section 8.2(b), and (ii) in the case of any termination referred to in clauses (i)(C), (i)(D) or (i)(E) of this sentence, prior to any such termination, but after the date of this Agreement a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or have been made directly to the Company’s shareholders generally or any Person shall have publicly announced an intention to make a bona fide Acquisition Proposal with respect to the Company and such Acquisition Proposal shall not have been withdrawn prior to the date of such termination and if on or within 12 months after the date of a termination the Company consummates an Acquisition Proposal or enters into a definitive agreement with respect to an Acquisition Proposal, then (x) in the case of clauses (i)(C), (i)(D), and (i)(E), the Company shall promptly, but in no event later than two days after the date of the consummation of such Acquisition Proposal or the execution of a definitive agreement with respect to such Acquisition Proposal, and (y) in the case of clauses (i)(A) and (i)(B), the Company shall prior to or simultaneous with such termination, pay Parent a fee equal to Twelve Million Dollars ($12,000,000) (the “Termination Fee”), payable by wire transfer of same day funds. For the purposes of this Section 8.5(b), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 6.2(b), except that the reference to 20% therein shall be deemed to be a reference to “more than 50%”. The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, that, without these agreements, Parent and Merger Sub would not enter into this Agreement, and that any amounts payable pursuant to this Section 8.5(b) is not a penalty. In the event that Parent or Merger Sub commences a suit to obtain payment of any amount due pursuant to this Section 8.5(b), the costs and expenses (including attorneys’ fees) of the prevailing party in connection with such suit shall be paid to the prevailing party by the other party, together with interest on any amount of the Termination Fee that is not paid when due for the period of non-payment at a rate per annum equal to 3% over the prime rate of SunTrust Bank, Atlanta, Georgia, in effect on the date such payment should have been made if Parent is the prevailing party.
ARTICLE IX
MISCELLANEOUS AND GENERAL
     9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article I (The Merger; Closing; Effective Time), Article II (Articles of Incorporation and Bylaws of the Surviving Corporation), Article III (Directors and Officers of the Surviving Corporation), Article IV (Effect of the Merger on Capital Stock; Exchange of Certificates), Section 6.8 (Stock Exchange Listing and De-Listing), Section 6.9 (Publicity), Section 6.10 (Employee Benefits; Employee Matters), Section 6.11 (Expenses), Section 6.12 (Indemnification; Directors’ and Officers’ Insurance), Section 6.16 (Tax-Free Qualification), Section 6.17(b) (Parent Board of Directors) and Section 6.17(c) (TALX Charitable Foundation) shall survive the consummation of the Merger. This Article IX (other than Section 9.2 (Modification or Amendment), Section 9.3 (Waiver of Conditions) and Section 9.14 (Assignment)) and the agreements of the Company, Parent and Merger Sub contained in Section 6.11 (Expenses), Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.
     9.2. Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.
     9.3. Waiver of Conditions.
          (a) Any provision of this Agreement may be waived prior to the Effective Time if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.
          (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
     9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

     9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.
          (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK (OTHER THAN WITH RESPECT TO MATTERS RELATING TO FIDUCIARY DUTIES OF THE COMPANY’S BOARD OF DIRECTORS, WITH RESPECT TO WHICH MISSOURI LAW SHALL APPLY, AND THOSE PROVISIONS SET FORTH HEREIN THAT ARE REQUIRED TO BE GOVERNED BY THE MGBCL, INCLUDING ALL PROVISIONS WITH RESPECT TO THE EFFECTUATION OF THE MERGER, WHICH SHALL BE GOVERNED BY THE MGBCL) WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit exclusively to the jurisdiction of the courts of the State of New York and the Federal courts of the United States of America located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York Federal or state court. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof.
          (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.
     9.6. Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) when sent if sent by facsimile, provided that the fax is promptly confirmed by telephone confirmation thereof, (b) when delivered, if delivered personally to the intended recipient, and (c) one Business Day later, if sent by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:
if to Parent or Merger Sub
Equifax Inc.
1550 Peachtree Street, N.W.
Atlanta, Georgia 30309
Fax: (404) 885-8988
Attention: Kent E. Mast, Corporate Vice President and
     General Counsel
with a copy to:
Kilpatrick Stockton LLP
1100 Peachtree Street
Suite 2800
Atlanta, Georgia 30309
Fax: (404) 815-6555
Attention: W. Stanley Blackburn, Esq.
               Bruce D. Wanamaker, Esq.
if to the Company
TALX Corporation
11432 Lackland Avenue
St. Louis, Missouri 63146
Attention: William W. Canfield, Chief Executive Officer
Fax: (314) 214-7585
with copies to:
Bryan Cave LLP
One Metropolitan Square
211 North Broadway, Suite 3600
St. Louis, Missouri 63102-2750
Fax: (314) 259-2020
Attention: William F. Seabaugh, Esq.
               R. Randall Wang, Esq.
or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.
     9.7. Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the mutual non-disclosure agreement, dated November 1, 2006, between the Company and Parent (the “Confidentiality

Agreement”), constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.
     9.8. No Third Party Beneficiaries. Except as provided in Section 6.12 (Indemnification; Directors’ and Officers’ Insurance), this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder. The parties hereto further agree that the rights of third party beneficiaries under Section 6.12 shall not arise unless and until the Effective Time occurs.
     9.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.
     9.10. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a), be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
     9.11. Interpretation.
          (a) The table of contents and headings therein and herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Article, Section, Schedule or Exhibit, such reference shall be to an Article or Section of, or Schedule or Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement. The words “date hereof” shall refer to the date of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. References to “the Agreement” shall include the Company Disclosure Letter and Parent Disclosure Letter. References to a person are also to its permitted successors and assigns. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Each of the terms set forth in the Index of Defined Terms is defined in the Section of this Agreement set forth opposite such term.
          (b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
     9.12. Captions. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.
     9.13. Specific Performance. The parties acknowledge and agree that any breach of this Agreement would give rise to irreparable harm for which monetary damages would not be an adequate remedy. The parties accordingly agree that, in addition to other remedies, the parties shall be entitled to enforce the terms of this Agreement by decree of specific performance without the necessity of proving the inadequacy of monetary damages as a remedy and to obtain injunctive relief against any breach or threatened breach hereof.
     9.14. Assignment. This Agreement shall not be assignable by operation of law or otherwise. Any assignment in contravention of the preceding sentence shall be null and void.
[signatures on following page]

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

TALX CORPORATION
By:	/s/ William W. Canfield
	Name:	William W. Canfield
	Title:	President and Chief Executive Officer

EQUIFAX INC.
By:	/s/ Richard F. Smith
	Name:	Richard F. Smith
	Title:	Chairman and Chief Executive Officer

CHIPPER CORPORATION
By:	/s/ Kent E. Mast
	Name:	Kent E. Mast
	Title:	President

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